Filed pursuant to General Instruction II.L. of Form F-10
File No. 333-230692

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated May 10, 2019 (the “Base Prospectus”) to which this Prospectus Supplement relates, as amended or supplemented (this Prospectus Supplement and the Base Prospectus are together the “Prospectus”), and each document deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada and with the United States Securities and Exchange Commission (the “SEC”). Copies of the documents incorporated herein by reference may be obtained on request without charge from Aurora Cannabis Inc., Suite 500, 10355 Jasper Avenue, Edmonton, Alberta T5J 1Y6 (Telephone: 604-362-5207) (Attn: the Corporate Secretary), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 10, 2019

Secondary Offering	May 28, 2020

AURORA CANNABIS INC.

2,480,810 Common Shares

This Prospectus Supplement, together with the accompanying Base Prospectus, qualifies the periodic resale, from time to time, of up to 2,480,810 common shares (the “Resale Shares”) of Aurora Cannabis Inc. (“Aurora”, the “Company” or “we”) held by the selling shareholders named in this Prospectus Supplement under the heading “Selling Shareholders” (the “Selling Shareholders”) during the balance of the 25-month period that the Base Prospectus, including any amendments thereto, remains valid (the “Offering”). Based on the closing price of our common shares on the New York Stock Exchange (the “NYSE”) on May 27, 2020, the aggregate offering amount of the Resale Shares qualified by this Prospectus Supplement is approximately U.S.$38.0 million. See “Plan of Distribution”.

This Prospectus Supplement has been prepared in connection with registration rights provided by us to the Selling Shareholders under a purchase and sale agreement dated May 20, 2020 among us, Aurora USA Holdings Inc., our wholly owned subsidiary ( “Aurora USA”), Reliva, LLC, a Delaware limited liability company (“Reliva”), Miguel Martin, as representative of the Selling Shareholders and the Selling Shareholders (the “Purchase and Sale Agreement”). We completed the acquisition of Reliva on May 28, 2020 in accordance with Purchase and Sale Agreement (the “Acquisition”), pursuant to which Aurora USA acquired 100% of the membership interests of Reliva and, as partial consideration for this acquisition, we issued the Resale Shares to the Selling Shareholders. We agreed in the Purchase and Sale Agreement to register the resale by the Selling Shareholders of their Resale Shares and to bear certain related fees and expenses, as described below under “Selling Shareholders”.

Our common shares are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE under the trading symbol “ACB”. On May 27, 2020, the closing price of our common shares as reported on the TSX was $21.05 per share and on the NYSE was U.S.$15.30 per share. The TSX has conditionally approved the listing of the Resale Shares, subject to the Company fulfilling all of the listing requirements of the TSX. In addition, the NYSE has approved the listing of the Resale Shares.

Investing in our securities involves a high degree of risk. See “Risk Factors” in this Prospectus Supplement and the Prospectus.

The Selling Shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of the Resale Shares or interests in the Resale Shares on any stock exchange, market or trading facility in the United States on which the Resale Shares are traded or in private transactions within the United States. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. See “Plan of Distribution”. This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Resale Shares in British Columbia or in any other province or territory of Canada at any time. We will not receive any of the proceeds from the sale or other disposition of the Resale Shares by the Selling Shareholders. The net proceeds received from the sale or other disposition of the Resale Shares by the Selling Shareholders, if any, is unknown. See “Selling Shareholders” for further information.

No underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.

NEITHER THE SEC, ANY STATE SECURITIES REGULATOR NOR ANY CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS OR OTHERWISE DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this Prospectus Supplement, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”). Our financial statements may not be comparable to the financial statements of United States issuers.

Purchasing the Resale Shares may subject you to tax consequences in both the United States and Canada. This Prospectus Supplement and the accompanying Base Prospectus may not describe these tax consequences fully. You should consult and rely on your own tax advisors with respect to your own particular circumstances. See “Certain Canadian Federal Income Tax Considerations” and “Material United States Federal Income Tax Considerations for U.S. Residents”.

Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely because we are a corporation established under the laws of the Province of British Columbia and our principal place of business is in Canada. In addition, some or all of the directors and officers of the Company are residents of jurisdictions other than the United States, and all or a substantial portion of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities by U.S. Investors”.

Investing in the Resale Shares involves a high degree of risk. You should carefully review the risks outlined in the “Risk Factors” section and elsewhere in this Prospectus Supplement and the accompanying Base Prospectus and the documents incorporated by reference herein and therein for a discussion of certain considerations relevant to an investment in the Resale Shares offered hereby.

The head office of the Company is located at Suite 500, 10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6. The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

Prospectus Supplement

Base Shelf Prospectus

IMPORTANT NOTICE

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Resale Shares being offered and the method of distribution of those securities by the Selling Shareholders and also supplements and updates information regarding the Company contained in the accompanying Base Prospectus and the documents that are incorporated by reference into this Prospectus Supplement and the Base Prospectus. The second part is the Base Prospectus, which provides more general information about our common shares and other securities that may be offered from time to time.

This Prospectus Supplement and the Base Prospectus are together referred to as the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Prospectus. See “Documents Incorporated by Reference”. Both documents contain important information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Base Prospectus. Before investing, you should carefully read both this Prospectus Supplement and the accompanying Base Prospectus together with the additional information about the Company to which we refer you in the sections of this Prospectus Supplement and the accompanying Base Prospectus entitled “Documents Incorporated by Reference”.

You should rely only on information contained in this Prospectus Supplement, the accompanying Base Prospectus and the documents we incorporate by reference in this Prospectus Supplement and the accompanying Base Prospectus. If information in this Prospectus Supplement is inconsistent with the accompanying Base Prospectus or the information incorporated by reference therein, you should rely on this Prospectus Supplement. We have not authorized anyone to provide readers with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. The Selling Shareholders may offer the Resale Shares only in jurisdictions where such offers are permitted by law. The information contained in this Prospectus Supplement and the accompanying Base Prospectus is accurate only as of their respective dates, regardless of the time of delivery of this Prospectus Supplement and the accompanying Base Prospectus and you should not assume otherwise. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. We do not undertake to update the information contained or incorporated by reference herein or in the Base Prospectus, except as required by applicable securities laws. This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

ABOUT THIS PROSPECTUS SUPPLEMENT

We have filed the Base Prospectus with the securities commissions in all Canadian provinces other than Québec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the securities described in the Base Prospectus in accordance with NI 44-102. The Alberta Securities Commission issued a receipt dated May 10, 2019 in respect of the final Base Prospectus as the principal regulatory authority under Multilateral Instrument 11-102 – Passport System, and each of the other securities commissions or similar regulatory authorities in the Canadian Qualifying Jurisdictions is deemed to have issued a receipt under National Policy 11-202 – Process for Prospectus Review in Multiple Jurisdictions.

This Prospectus Supplement and the accompanying Base Prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC under the United States Securities Act of 1933, as amended (the “Securities Act”). The shelf registration statement became effective under the rules and regulations of the SEC on May 14, 2019. This Prospectus Supplement describes the specific details regarding the Offering including the number of Resale Shares that may be offered and sold, and the manner in which offers and sales of these Registrable Securities may be completed by the Selling Shareholders. The accompanying Base Prospectus provides general information about the Company, some of which, such as the section entitled “Plan of Distribution”, may not apply to the Offering. This Prospectus Supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

Some of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

We are subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities of each of the provinces of Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, we may generally prepare these reports and other information in accordance with the disclosure requirements of Canada. These requirements are different from those of the United States. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to publish financial statements as promptly as United States companies.

The SEC maintains a website (www.sec.gov) that makes available reports and other information that we file electronically with it, including the registration statement of which this Prospectus Supplement forms a part.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Prospectus solely for the purposes of the Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Base Prospectus. See “Documents Incorporated by Reference”. This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

Copies of reports, statements and other information that we file with the Canadian provincial securities regulatory authorities are electronically available from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) (www.sedar.com).

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

Unless otherwise indicated, financial information in this Prospectus Supplement has been prepared in accordance with IFRS. The financial information of the Company incorporated by reference herein is presented in Canadian dollars. Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus Supplement are references to Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars. Unless otherwise indicated herein, all share and per share information has been retroactively adjusted to give effect to the Consolidation (as defined below).

EXCHANGE RATE

The high, low and average rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended March 31, 2020, June 30, 2019 and June 30, 2018, as quoted by the Bank of Canada, were as follows:

	Nine months ended March 31, 2020	Year ended June 30, 2019	Year ended June 30, 2018
	(expressed in Canadian dollars)
High	1.4496	1.3642	1.3310
Low	1.2970	1.2803	1.2128
Average	1.3285	1.3237	1.2701

On May 27, 2020, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = $1.3780.

FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, including the documents incorporated by reference, contains forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, events or developments that we expect to take place in the future, projected costs and plans and objectives, and global economic events arising from the novel coronavirus outbreak which causes the disease COVID-19 (“COVID-19”). Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect our management’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	the good standing of our licenses;

•	changes in the laws, regulations and guidelines and related regulatory approvals in the jurisdictions in which we operate or propose to operate;

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis-related products from these facilities;

•	our ability to achieve our business transformation targets, including cost reductions, capital expenditure reductions and reductions of complexity across the organization;

•	strategic investments and capital expenditures, and related benefits;

•	our ability to enter into the United States CBD market through the acquisition of Reliva;

•	future growth, expansion plans and the availability of additional financing on favorable terms;

•	expectations regarding production capacity, costs and yields, including statements regarding increases in our production capacity and production;

•	the expansion of the market for cannabis products, in Canada and internationally and related competition for market share;

•	product sales expectations and corresponding expected increases in revenue;

•	our expectations regarding our status as a passive foreign investment company, or “PFIC” for U.S. federal income tax purposes;

•	the impact of COVID-19 on our operations, supply chains, customer demand and interactions with counterparties, as well as governmental responses in the jurisdictions in which we operate; and

•

other risks detailed from time-to-time in our annual information forms, management’s discussion and analysis, interim financial statements and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Such information is included, among other places, in this Prospectus Supplement under the headings “The Company”, “Use of Proceeds”, “Risk Factors”, in our 2019 AIF (as defined below) under the headings “Description of the Business” and “Risk Factors”, in our 2019 Annual MD&A (as defined below) and our Q3 Interim MD&A (as defined below), each of which documents are incorporated by reference into this Prospectus Supplement.

These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Base Prospectus. See “Risk Factors” in this Prospectus Supplement and the accompanying Base Prospectus for a more detailed discussion of these risks. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on the information available to us on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this Prospectus Supplement and the documents incorporated by reference herein are expressly qualified by this cautionary statement. We disclaim any duty to update any of the forward-looking statements after the date of this Prospectus Supplement to conform such statements to actual results or to changes in our expectations except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this Prospectus Supplement documents that we have filed with securities commissions or similar authorities in each of the provinces of Canada, which have also been filed with, or furnished to, the SEC. You may obtain copies of the documents incorporated herein by reference without charge from Aurora Cannabis Inc., Suite 500, 10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6 (Telephone: 604-362-5207) (Attn: the Corporate Secretary). These documents are also available electronically from the SEDAR filing website of Canadian Securities Administrators (www.sedar.com) and from the EDGAR filing website of the SEC (www.sec.gov) (“EDGAR”). The Company’s filings through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by us with various securities commissions or similar authorities in the provinces of Canada in which we are a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus Supplement:

•	the annual information form of the Company for the year ended June 30, 2019, dated September 10, 2019, filed September 11, 2019 (the “2019 AIF”);

•

the audited consolidated financial statements of the Company, and the notes thereto for the years ended June 30, 2019 and 2018, together with the independent auditors’ report thereon, filed September  11, 2019 (the “2019 Annual Financial Statements ”);

•	the management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2019, filed September 11, 2019 (the “2019 Annual MD&A”);

•

unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three and nine months ended March 31, 2020 and 2019, filed May 14, 2020 (the “Q3 Interim Financial Statements”);

•	the management’s discussion and analysis of financial condition and results of operations for the three and nine months ended March 31, 2020 and 2019, filed May 14, 2020 (the “Q3 Interim MD&A”);

•	the material change report dated September 19, 2019 regarding the Company’s amended Credit Facility, filed September 19, 2019;

•

the material change report dated November 22, 2019 regarding the opportunity provided to holders of the Company’s $230 million 5% unsecured, convertible debentures due March 9, 2020 (the “2020 Debentures”) to voluntarily convert their 2020 Debentures at an amended early conversion ratio;

•

the material change report dated February 14, 2020 regarding the retirement of the Company’s chief executive officer, the appointment of two new independent directors and the Company’s business transformation, filed February 14, 2020 (the “Business Transformation MCR”);

•

the material change report dated April 21, 2020 in connection with our determination to complete the consolidation (the “Consolidation”) of our common shares on the basis of 1 common share for every 12 common shares then outstanding (the “Consolidation MCR”);

•	the material change report dated May 28, 2020 in connection with the completion of the Acquisition (the “Reliva MCR”);

•

the management information circular of the Company dated October 16, 2018, distributed in connection with the Company’s annual and special meeting of shareholders held on November 30, 2018, filed October 24, 2018; and

•

the management information circular of the Company dated September 17, 2019 distributed in connection with the Company’s annual meeting of shareholders held on November 8, 2019, filed September 20, 2019.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) filed by us with the securities commissions or similar regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement.

When new documents of the type referred to in the paragraph above are filed by us with the commissions or similar regulatory authorities in the jurisdictions in Canada in which we are a reporting issuer during the currency of this Prospectus Supplement, such documents will be deemed to be incorporated by reference in this Prospectus Supplement and the previous documents of the type referred to in the paragraph above will no longer be deemed to be incorporated by reference in this Prospectus Supplement.

To the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part. In addition, we may incorporate by reference into this Prospectus Supplement, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus Supplement, the Base Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, will be deemed to be modified or superseded, for the purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

THE COMPANY

The following is a summary of information pertaining to the Company and does not contain all the information about the Company that may be important to you. You should read the more detailed information including, but not limited to, the Base Prospectus, the 2019 AIF, 2019 Annual Financial Statements, 2019 Annual MD&A, our Q3 Interim Financial Statements, Q3 Interim MD&A and the other documents that are incorporated by reference into this Prospectus Supplement.

Business of the Company

The Company is one of the world’s largest cannabis companies. The Company has grown, both organically and via strategic acquisitions, with the vision of creating a world-class cultivation platform producing high quality, consistent cannabis for both the global medical and Canadian consumer use markets. Underpinning this vision is the Company’s differentiated purpose-built growing facilities, which we believe are the most technologically advanced indoor agricultural growing facilities in the world. These facilities consistently produce high-quality cannabis at scale and aim to lower the risk of crop failure, which allows the Company to lower per-unit production costs. We also recognize the need for robust research into the myriad of potential medical uses of cannabis and, as such, have built a leading plant and human science team.

With operations established in the Canadian market, the Company has strategically allocated resources to growing its international footprint to address the growing number of countries legalizing medical cannabis use around the world.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis in Canada and internationally. The Company currently views its primary market opportunities as follows:

•

Global medical cannabis market: Production, distribution and sale of pharmaceutical grade cannabis products in countries around the world where permitted by government legislation. Currently, there are approximately 50 countries that have implemented regimes for some form of access to cannabis for medical purposes, and the Company’s current principal markets include Canada, Germany, Denmark and Italy;

•

Global consumer use cannabis market: Currently, only Canada and Uruguay have implemented regulated consumer use cannabis regimes, and the Company has primarily focused on operations in Canada. However, the Company believes that the increasing popularity of medical cannabis regimes globally may eventually lead to increased legalization of adult-use consumer markets. The Company believes its investment in international infrastructure and global market position currently positions the Company to capture these potential opportunities as legalization evolves globally; and

•

Global hemp-derived CBD market: The Company expects consumer demand for products including CBD derived from hemp plants to be an exciting growth opportunity in the coming years. The Company currently believes that the most important near-term market opportunity for hemp-derived CBD is in the United States.

Summary of Recent Developments

Common Share Consolidation

On April 8, 2020, the Company received notification from the NYSE that, as a result of its common share price falling below an average of U.S.$1.00 for a consecutive 30 trading-day period, it was not in compliance with one of the NYSE’s continued listing standards. As a partial response to the NYSE notification, on April 12, 2020 the Board approved the Consolidation or our outstanding common shares on the basis of one (1) post-Consolidation common share for twelve (12) pre-Consolidation common shares (the “Consolidation Ratio”). The Consolidation restored compliance with the NYSE’s continued listing standards and we expect our NYSE listing to continue to provide access to a broad range of investors, access to equity capital and trading liquidity. The Company’s past non-compliance with the NYSE’s price listing standard does not affect its business operations or its reporting requirements to any regulatory authorities, nor does it result in a breach or cause an event of default under any of the Company’s agreements with its lenders. In addition, the Company’s past non-compliance with the NYSE price listing standard does not affect the continued listing and trading of our common shares on the TSX. The Consolidation was completed on May 11, 2020 pursuant to section 54(1) of the Business Corporations Act (British Columbia) (the “BCBCA”), with the result that the number of our issued and outstanding common shares was reduced from 1,321,072,394 common shares prior to the Consolidation to 110,089,377 common shares following the Consolidation. Pursuant to section 83 of the BCBCA, each fractional common share remaining after completion of the Consolidation that was less than half (1⁄2) of a whole common share was cancelled without consideration to the holders thereof and each fractional common share that was at least half (1⁄2) of a whole common share was increased to one whole common share. Additional changes to the Company’s capital structure resulting from the Consolidation are detailed below under “Consolidated Capitalization”.

Amended ATM Sales Agreement

On May 14, 2019 we entered into a sales agreement (the “Sales Agreement”) with Cowen and Company, LLC and BMO Capital Markets Corp. (the “Initial Sales Agents”), which provided for the issuance and sale from time to time, through or to the Initial Sales Agents, as our agents or principal, of up to U.S.$400,000,000 of common shares (the “ATM Facility”). On April 15, 2020 we entered into an amendment to the Sales Agreement with the Initial Sales Agents, CIBC World Markets Corp. and AltaCorp Capital Inc. to increase the number of common shares that may be sold pursuant to the ATM Facility to a maximum of U.S.$650,000,000 (the “Amendment” and the Sales Agreement, as so amended, the “Amended Sales Agreement”) resulting in an additional U.S.$250,000,000 of common shares that may be distributed pursuant to the ATM Facility.

Acquisition of Reliva

In connection with the Acquisition, we issued the Resale Shares to the Selling Shareholders. The Acquisition represents our initial expansion into the United States CBD market.

Reliva, based in Natick, Massachusetts, is a U.S. provider of hemp derived CBD products for consumers. Through partnerships with wholesalers and retailers, including 8 of the 20 top convenience store chains, Reliva’s products, which include CBD consumables such as drink mixes and gummies, as well as body lotions, lip balms, and other CBD products, are available in over 20,000 retail stores in the United States. Upon completion of the Acquisition, the Reliva management team will remain in place with Miguel Martin continuing as president of Aurora USA and joining the executive leadership team of Aurora. The Acquisition of Reliva is not considered a “significant acquisition” to Aurora under Canadian National Instrument 51-102.

The Purchase and Sale Agreement provides for the payment of the following consideration by us to the Selling Shareholders:

•	On closing, US$39.7 million, subject to certain adjustments and holdbacks, which initial amount was satisfied through the issuance of the Resale Shares to the Selling Shareholders; and

•

An earn out payment of up to US$45 million subject to Reliva achieving certain financial performance metrics in 2020 and 2021, which may be paid in Aurora common shares, cash or a combination of Aurora common shares and cash.

We have agreed to indemnify the Selling Shareholders against certain liabilities and expenses and to contribute to payments that the Selling Shareholders may be required to make in respect thereof that are directly or indirectly based on or resulting from the resale of the Resale Shares.

In connection with the completion of the Acquisition, we entered into a Second Amendment to the First Amended and Restated Credit Agreement dated September 4, 2019, as amended by an amendment dated March 25, 2020.

Additional information on the Acquisition is provided in the Reliva MCR which is incorporated herein by reference.

Additional risks that we face as a result of our completion of the Acquisition are described below under “Risk Factors – Risks Related to the Acquisition“.

COVID-19 Pandemic

The Company is closely monitoring the rapid evolution of COVID-19 with a focus on the jurisdictions in which the Company operates. During this period of uncertainty, it is our priority to safeguard the health and safety of our personnel, support and enforce government actions to slow the spread of COVID-19, and continually assess and mitigate the risks to our business operations. The Company has taken responsible measures to maximize the safety of staff working at all of its facilities. This includes reorganizing physical layouts, adjusting schedules to improve physical distancing, implementing extra health screening measures for employees and applying rigorous standards for personal protective equipment. The Company has also introduced a special bonus pay program for active facility-based staff. The Company continues to maintain regular communications with legal and government representatives, suppliers, customers and business partners to identify and monitor any potential risks to our ongoing operations.

As at the date of this Prospectus Supplement, the production and sale of cannabis have been recognized as essential services across Canada and Europe. Consumer cannabis sales are primarily with government bodies, which continue to offer end customers online ordering and home delivery options. Consumer market retail stores are generally permitted to remain open subject to adhering to the required social distancing measures. All of the Company’s facilities in Canada and internationally continue to be operational and we continue to work closely with local, national and international government authorities to ensure that we are following the required protocols and guidelines related to COVID-19 within each region. Although there have not been any significant impacts to the Company’s operations to date, the Company cannot provide assurance that there will not be disruptions to its operations in the future.

See “Risk Factors—Infectious diseases, including the COVID-19 pandemic, and related government responses could have a material and adverse effect on our business, financial condition and results of operations.” for a further discussion on the potential impacts of COVID-19.

SELLING SHAREHOLDERS

The Resale Shares qualified by this Prospectus Supplement are those of our common shares which we issued to the Selling Shareholders upon completion of the Acquisition. We agreed in the Purchase and Sale Agreement to register the resale of the Resale Shares by the Selling Shareholders under the Securities Act and to bear certain related fees and expenses, as described below. The participation of any Selling Shareholder in the filing of this Prospectus Supplement is not an indication of such Selling Shareholder’s intention to sell the Resale Shares at any particular time or in any particular amount, or at all.

We are qualifying resales of the Resale Shares in accordance with the registration rights granted to the Selling Shareholders under the Purchase and Sale Agreement in order to permit the Selling Shareholders to offer the Resale Shares for sale or other disposition from time to time in the manner described below under “Plan of Distribution”. Under the Purchase and Sale Agreement, we will be responsible for payment of all expenses incurred in connection with preparing this Prospectus Supplement and the Base Shelf Prospectus, including all filing and listing fees, printing and copying expenses, fees and disbursements of our legal counsel and fees and disbursements of our independent public accountants. Under the Purchase and Sale Agreement, each Seller will be responsible for payment of all brokerage or selling agent commissions, out-of-pocket expenses incurred by a Seller, fees and disbursements of legal to counsel to the Seller and any transfer taxes incurred in connection with any sales of the Resale Shares by the Seller pursuant to this Prospectus Supplement.

The following table sets forth the identities of the Selling Shareholders and certain information regarding the Selling Shareholders’ ownership of the Resale Shares before and after the completion of the Offering. All Resale Shares shown below are owned beneficially and of record by the Selling Shareholders as of the date of this Prospectus Supplement. Except for the ownership of the Resale Shares, the Selling Shareholders have not had any material relationship with us within the past three years.

The Selling Shareholders	Common Shares Currently Owned (#/%)(1)	Maximum Number of Common Shares to be Sold by the Selling Shareholders Pursuant to this Prospectus Supplement (#/%)(1)	Common Shares Owned by the Selling Shareholders After Giving Effect to the Offering(2)
A Young Holdings, LLC(3)	434,142 (0.4%)	434,142 (0.4%)	—
N&K Associates, LLC(4)	434,142 (0.4%)	434,142 (0.4%)	—
Sources LLC(5)	74,424 (0.07%)	74,424 (0.07%)	—
Miguel Martin	868,284 (0.8%)	868,284 (0.8%)	—
Nick Messer	217,071 (0.2%)	217,071 (0.2%)	—
Kevin Young	217,071 (0.2%)	217,071 (0.2%)	—
Adelaide “Lita” Young	99,232 (0.1%)	99,232 (0.1%)	—
Michael Berro	37,212 (0.03%)	37,212 (0.03%)	—
Adam Kramer	18,606 (0.02%)	18,606 (0.02%)	—
Eric Polep	18,606 (0.02%)	18,606 (0.02%)	—
Shane Hoffman	62,020 (0.06%)	62,020 (0.06%)	—

(1)	Based on 110,407,635 common shares of the Company issued and outstanding as of May 27, 2020 (exclusive of the Resale Shares issued to the Selling Shareholders on May 28, 2020).

(2)	Assuming the sale of all Resale Shares by the Selling Shareholders during the period that this Prospectus Supplement, including any amendments thereto, remains in effect

(3)	A private limited liability company controlled by Andrew Young.

(4)	A private limited liability company controlled by Keith Canning and Nick Alberding.

(5)	A a wholly-owned indirect subsidiary of Core-Mark Holding Company, Inc.

PLAN OF DISTRIBUTION

We are registering the resale of the Resale Shares pursuant to a registration statement filed under the Securities Act on Form F-10 (SEC File No. 333-230692) to permit the resale of the Resale Shares by the Selling Shareholders in the United States, from time to time, after the date of this Prospectus Supplement. We will not receive any of the proceeds from any sale by the Selling Shareholders of the Resale Shares.

Each Selling Shareholder (which, as used herein, includes donees, pledgees, transferees or other successors-in-interest selling Resale Shares or interests in Resale Shares received after the date of this Prospectus Supplement from a Selling Shareholder as a gift, pledge, partnership distribution or other transfer) may, from time to time, sell, transfer or otherwise dispose of any or all of their Resale Shares or interests in Resale Shares on any stock exchange, market or trading facility in the United States on which the Resale Shares are traded or in private transactions within the United States. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The Selling Shareholders may use any one or more of the following methods when disposing of Resale Shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	to or through underwriters;

•	block trades in which the broker-dealer will attempt to sell the Resale Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date of this Prospectus Supplement;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	pursuant to agreements with broker-dealers to sell a specified number of such Resale Shares at a stipulated price per Registrable Common Share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The Selling Shareholders may, from time to time, pledge or grant a security interest in some or all of the Resale Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Resale Shares, from time to time, under this Prospectus Supplement, or under an amendment to this Prospectus Supplement filed pursuant to General Instruction II.L. of Form F-10 or other applicable provision of the Securities Act amending the list of Selling Shareholders, as necessary, to include the pledgee, transferee or other successors in interest as Selling Shareholders under this Prospectus Supplement. The Selling Shareholders also may transfer the Resale Shares in other circumstances, in which case the transferees, pledgees or other successors in interest may be the selling beneficial owners for purposes of this Prospectus Supplement.

Subject in each case to applicable law, in connection with the sale of the Resale Shares or interests therein, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Resale Shares in the course of hedging the positions they assume. The Selling Shareholders may also sell Resale Shares short and deliver these securities to close out their short positions, or loan or pledge the Resale Shares to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Resale Shares offered by this Prospectus Supplement, which Resale Shares such broker-dealer or other financial institution may resell pursuant to this Prospectus Supplement (as supplemented or amended, as necessary, to reflect such transaction).

Each of the Selling Shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Resale Shares to be made directly or through agents. We will not receive any of the proceeds from the Offering.

We have agreed under the Purchase and Sale Agreement to pay certain expenses incident to the registration of the Resale Shares, provided that each Seller will be responsible for payment of applicable brokerage or selling agent commissions. See above under “Selling Shareholders”.

The Selling Shareholders also may resell all or a portion of the Resale Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The Selling Shareholders and any underwriters, broker-dealers or agents that participate in the sale of the Resale Shares or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Resale Shares may be underwriting discounts or commissions under the Securities Act. Selling Shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

Under the securities laws of some states of the United States, the Resale Shares may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Resale Shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and is complied with.

This Prospectus Supplement has not been filed in respect of, and will not qualify, any distribution of the Resale Shares in Alberta or in any other province or territory of Canada at any time.

We have advised the Selling Shareholders that the anti-manipulation rules of Regulation M under the Exchange Act (“Regulation M”) may apply to sales of Resale Shares in the market and to the activities of the Selling Shareholders and their affiliates, which may limit the timing of purchases and sales of any of the Resale Shares by the selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to the Resale Shares. In addition, to the extent applicable we will make copies of this Prospectus Supplement (as it may be amended from time to time) available to the Selling Shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. We and the Selling Shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Resale Shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed, jointly and severally, to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act, relating to the registration of the Resale Shares offered by this Prospectus Supplement.

There can be no assurance that any shareholder will sell any or all of the Resale Shares registered pursuant to the registration statement, of which this Prospectus Supplement and the accompanying Prospectus form a part.

RISK FACTORS

Investing in the Resale Shares is speculative and involves a high degree of risk.

You should carefully consider the risks below and under the heading “Risk Factors” in the accompanying Base Prospectus and in the 2019 AIF, 2019 Annual MD&A and our Q3 Interim MD&A, and the other documents incorporated by reference into this Prospectus Supplement that summarize the risks that may materially affect our business before making an investment in the Resale Shares. See “Documents Incorporated by Reference”. If any of these risks occur, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our common shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement, the Base Prospectus and the documents incorporated by reference.

Infectious diseases, including COVID-19 pandemic, and related government responses could have a material and adverse effect on our business, financial condition and results of operations

On March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The Company’s business, including its operations, supply chains and interactions with counterparties, and its financial condition may be adversely impacted by the effects of COVID-19 and other infectious diseases.

The extent to which COVID-19 and other infectious diseases may impact the Company’s business, including its operations and the market for its securities and its financial condition, will depend on future developments, which are highly uncertain and cannot be predicted at this time. These include the duration, severity and scope of the outbreak and the actions taken by applicable governmental entities to address and mitigate COVID-19 or any other infectious diseases. In particular, the continued spread of COVID-19 globally could materially and adversely impact the Company’s business including, without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, disruption to supply chains and the ability to deliver the Company’s products to end customers. In addition, government efforts to curtail the spread of COVID-19 may result in temporary or long-term suspensions or shut-downs of our operations, impact our customers and affect our supply chain. Such suspensions and disruptions may have a material and adverse effect on the Company’s business, financial condition and results of operations.

In connection with COVID-19, we are taking additional safety measures at our facilities. However, such measures and related government mandates may not be effective, and one or more of our employees may get sick and may come to work infected, necessitating a short or long-term closure of the affected facilities, disrupting production. Such measures and mandates may also increase our expenses and otherwise impair our production levels or cause us to close or severely limit production at our facilities. Further, legal cannabis dispensaries in certain Canadian markets may close voluntarily or be forced to close by the provincial governments, reducing our ability to distribute cannabis. For example, the Ontario government required retail dispensaries in the province to close for a short period, after which they were allowed to reopen, subject to certain limitations. In addition, consumer demand for cannabis and our other products may be reduced as a result of reductions in consumers’ disposable income associated with lay-offs and work or pay limitations due to mandatory social distancing and lockdown measures implemented by governments in the geographies where we operate. Production limitations or stoppages, social distancing measures and other impediments affecting our suppliers, partners or our facilities, should they materialize, may make it difficult, more costly, or impossible for us to conduct portions of our business. Limitations on the function of Health Canada and other regulators as a result of remote work of its employees or redeployment of its resources to addressing the pandemic may delay our communications with the regulatory authorities and delay renewal of our existing licences or the receipt of additional licences required for our operations, should such licences be sought. If macroeconomic conditions continue to worsen in Canada and around the world, demand for cannabis and our other products may significantly decline and industry participants, including our customers and suppliers, may face financial hardship. In addition, the increased market volatility resulting from global business and economic disruption related to the pandemic and measures to contain it has made it more difficult for companies to access capital markets. The duration and severity of the COVID-19 pandemic is currently unknown, and the pandemic may continue for a significant period of time. Any of the foregoing may adversely affect our business, financial position and results of operations.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to reliably estimate the length and severity of these developments and its impact on the Company. As a result, any of the risks associated with COVID-19 as described above may impact key estimates and assumptions used in the Company’s financial statements. Such changes could be material and may impact, among other things, an impairment of long-lived assets including intangibles and goodwill.

Risks Relating to the Acquisition

We may be unable to realize the anticipated benefits of the Acquisition.

We are acquiring Reliva to realize anticipated benefits of entering the U.S. CBD market. The anticipated benefits are necessarily based on projections and assumptions. We may not realize the anticipated benefits to the extent, or in the time frame, anticipated, or at all. If we do not realize the anticipated benefits, our growth strategy and future profitability could be negatively affected. Our ability to realize the benefits of the Acquisition will depend in part on the timely integration of organizations, operations, procedures, policies and technologies, as well as the harmonization of differences in the business cultures of the two companies and the retention of key personnel. The challenges involved in this integration also include preserving Reliva’s customer, channel partner, supplier and other important relationships; minimizing the diversion of management attention from ongoing business concerns; ensuring that the internal controls over financial reporting of the combined company are effective; and coordinating operations, relationships and facilities in a jurisdiction that we have not previously operated in. Our failure to meet the challenges involved in the integration of Reliva’s business and operations or to otherwise realize the anticipated benefits of the Acquisition may adversely affect the future results of our U.S. business, which could have a material adverse effect on our business, financial condition and results of operations more generally.

We may fail to comply with the rapidly developing regulatory environment in the United States.

We will be operating in a new jurisdiction in which the regulatory environment related to the manufacture, marketing and sale of CBD products is rapidly developing and we may not always succeed in complying fully with applicable regulatory requirements. Our operations in the United States are subject to various laws, regulations and guidelines by governmental authorities relating to the manufacture, marketing and sale of CBD products derived from “industrial hemp,” including, the U.S. Food and Drug Administration (the “FDA”), the U.S. Drug Enforcement Administration (the “DEA”) and the U.S. Federal Trade Commission (the “FTC”), and similar state regulators in each of the states in which we operate or our products are marketed and sold. As used in this prospectus supplement, “industrial hemp” means the plant Cannabis sativa L. and any part of that plant, including the seeds thereof and all derivatives, extracts, cannabinoids, isomers, acids, salts, and salts of isomers, whether growing or not, with a tetrahydrocannabinol (“THC”) concentration of not more than 0.3% on a dry weight basis. Achievement of our business objectives in the United States is contingent, in part, upon compliance with regulatory requirements enacted by federal and state regulatory authorities related to our business and manufacturing, marketing and selling CBD products in the United States. The failure to comply with, or enforcement by, these regulatory regimes could have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

There is significant legal and regulatory uncertainty in the United States regarding the manufacturing, marketing and sale of CBD products and the interpretation or application of, or changes to, laws and regulations related to the manufacturing, marketing and sale of CBD products may have a material adverse effect on our U.S. business.

On December 20, 2018, the U.S. Agriculture Improvement Act of 2018 (the “2018 Farm Bill”) came into effect in the United States. The 2018 Farm Bill, among other things, removed what is often referred to as “industrial hemp” from the U.S. Controlled Substances Act and amended the U.S. Agricultural Marketing Act of 1946 to permit the production and sale of industrial hemp in the United States. The 2018 Farm Bill tasked the U.S. Department of Agriculture (the “USDA”) with promulgating regulations in relation to the cultivation and production of industrial hemp. The 2018 Farm Bill also directed the USDA to promulgate federal regulations that would apply to the production of industrial hemp in every state which does not put forth a state industrial hemp plan for approval by the USDA. The USDA issued an interim final rule in October 2019. Various states are in the process of applying to the USDA for approval of their industrial hemp production regulations and certain state plans have been approved by the USDA. On February 27, 2020, the USDA announced the delay of certain requirements under its interim final rule, including the requirement for labs to be registered by the DEA and the requirement that producers use a DEA-registered reverse distributor or law enforcement to dispose of non-compliant plants under certain circumstances. The 2018 Farm Bill provides that its provisions do not preempt or limit state laws that regulate the production of industrial hemp. Accordingly, some states may choose to restrict or prohibit some or all industrial hemp production or sales within the state and variances in states’ laws and regulations on industrial hemp are likely to persist. Further, each state has discretion to develop and implement its own laws and regulations governing the manufacturing, marketing, labeling, and sale of industrial hemp products, which has created a patchwork of different regulatory schemes applicable to such products in the various states.

Under the 2018 Farm Bill, the FDA has retained authority over the U.S. Federal Food, Drug, and Cosmetic Act (the “FFDCA”)-regulated products (e.g., drugs (human and animal), food (human and animal), dietary supplements and cosmetics) containing industrial hemp and ingredients derived from industrial hemp, including CBD. The FDA has taken the position that CBD is prohibited from use as an ingredient in food and dietary supplements. This position is based on the FDA’s interpretation of the drug exclusion rule in the FFDCA. The drug exclusion rules provides that a substance that has been approved and/or has been subject to substantial clinical investigations as a drug may not be used in a food or dietary supplement, unless the substance was first marketed in a food or dietary supplement prior to the initiation of substantial clinical investigations of the substance as a drug. The FDA’s position is that CBD was not marketed in a food or dietary supplement prior to the time CBD was investigated and approved as a drug (despite the historic use of hemp as consumable product) and, therefore, CBD may not be used as an ingredient in food and dietary supplements.

To date, despite public statements, the FDA has not issued regulations regarding CBD as an ingredient in food and dietary supplements or taken any enforcement action in the courts asserting a violation of the U.S. Federal Food Drug & Cosmetic Act with respect to the manufacturing, marketing and sale of CBD products. However, the FDA has issued several “Warning Letters” to companies that have made unsubstantiated claims about their CBD products being able to treat medical conditions. Some of these letters were co-signed with the FTC and cited the companies for making health and other claims about the efficacy of CBD that were not substantiated by competent and reliable scientific evidence.

Until the FDA formally adopts regulations with respect to CBD products, there is a risk that the FDA could take action against our CBD ingestible products sold in the United States, which could include “Warning Letters,” enforcement actions arising from civil, administrative or other proceedings, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or seizures. Moreover, states also have regulatory authority through their own food, drug and cosmetic safety laws and we are subject to similar risks in each state in which our CBD ingestible products are manufactured, marketed, sold, including enforcement actions arising from civil, administrative or other proceedings, fines, penalties, administrative sanctions, settlements, injunctions, product recalls and/or seizures. Any of these actions by federal or state regulators against us and our CBD ingestible products in the United States would have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

The FDA and state regulatory authorities could seek to regulate topical products that contain CBD in the United States on the basis that they are being used to treat, mitigate or prevent disease or for use in affecting the structure or any function of the body. For example, the FDA has sometimes asserted that a product qualifies as a drug based solely on the presence of an ingredient widely understood to have drug effects, even in the absence of express claims about them. Consequently, even though we do not make any health or other claims about any of CBD products sold in the United States, topical or ingestible, the FDA or a state regulator could still assert that the products are intended for use as drugs. Ultimately, if the FDA or a state regulator asserts its authority over our topical products, and we cannot or elect not to comply with the onerous regulatory requirements, we could be prevented from producing, marketing and selling topical products containing CBD in the United States. Likewise, if states enforce or adopt regulatory interpretations or restrictions that limit our ability to market our topical products containing CBD in such states it could have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

We may be required to obtain additional licenses, authorizations, approvals and permits in connection with our U.S. business.

We may be required to obtain and maintain certain U.S. federal or state permits, licenses and approvals in the United States relating to the manufacture, marketing and sale of CBD products. We may be unable to obtain or maintain any necessary licenses, permits or approvals. To the extent such permits and approvals are required and not obtained, we may be prevented from operating and/or expanding our U.S. business, which would have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

We are subject to a variety of regulatory limitations related to marketing and advertising of our CBD products.

In the U.S., advertising is subject to regulation by the FTC under the Federal Trade Commission Act as well as the FDA under the FFDCA, including as amended by the U.S. Dietary Supplement Health and Education Act of 1994, and by similar state and local regulation. In recent years, the FTC, the FDA and state regulators have initiated numerous investigations of food and dietary supplement products both because of their CBD content and based on allegedly deceptive or misleading marketing claims and have, on occasion, issued “Warning Letters” due to such claims. Some U.S. states also permit content, advertising and labeling laws to be enforced by state attorneys general, who may seek civil and criminal penalties, relief for consumers, class action certifications, class wide damages and recalls of products sold by us. There has also been a recent increase in private litigation that seeks, among other things, relief for consumers, class action certifications, class wide damages and recalls of products. Any actions against us by governmental authorities or private litigants would have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

Our participation in the industrial hemp industry could subject us to unexpected enforcement action.

There is uncertainty concerning the legal status of industrial hemp and industrial hemp products containing industrial hemp-derived ingredients, including CBD. The status of products derived from the hemp plant, under both federal and state law can depend on the THC content of the plant or derivative (including whether the plant meets the statutory definition of “industrial hemp”), whether the cultivator, processor, manufacturer or product marketer engages in cannabis-related activities for research versus purely commercial purposes, as well as the form and intended use of the product. Under U.S. federal law, products containing CBD may be unlawful if derived from cannabis, including hemp, with a concentration greater than 0.3% on a dry weight basis or if derived from industrial hemp grown outside the parameters of an approved industrial hemp pilot program or industrial hemp cultivated in violation of the 2018 Farm Bill. Even after enactment of the 2018 Farm Bill, the DEA may not treat all products containing industrial hemp-derived ingredients, including CBD, as exempt from the U.S. Controlled Substances Act. If the DEA takes action against us or other participants in the industrial hemp industry, this would have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

We, or the industrial hemp industry and CBD products more generally, may receive unfavorable publicity or become subject to negative consumer perception.

We believe the industrial hemp industry and the manufacturing, marketing and sale of CBD products are highly dependent upon broad social acceptance and consumer perception regarding the safety, efficacy and quality of the products, as well as consumer views concerning regulatory compliance. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention, market rumors or speculation and other publicity regarding the consumption of CBD products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to industrial hemp or CBD markets or any particular product, or consistent with earlier publicity. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of industrial hemp or CBD in general, or our products specifically, could have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally. Additionally, the industrial hemp industry and CBD products may be impacted by perceived similarities or differences between industrial hemp and CBD, on the one hand, and cannabis that is subject to the U.S. Controlled Substances Act, on the other hand. Consumers, vendors, distributors, channel partners, retailers, landlords/lessors, industry partners or third-party service providers may incorrectly perceive industrial hemp and CBD products as cannabis that is subject to the U.S. Controlled Substances Act, thereby confusing them for goods that are illegal under U.S. federal law, which could adversely impact our ability to sell our CBD products in the United States or to obtain the necessary services or supplies to manufacture, market and sell our CBD products in the United States. Additionally, the parties with which we do business, may perceive that they are exposed to reputational risk as a result of our non-U.S. legal cannabis business activities. For example, we may face challenges making U.S. dollar wire transfers or engaging any third-party supplier. While we have other banking relationships and believe that the services can be procured from other institutions, we may in the future have difficulty maintaining existing, or securing new, bank accounts or clearing services. Failure to establish or maintain business relationships in the United States would have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

We may be subject to litigation in the United States related to marketing, distribution and sale of CBD products.

We may be subject to litigation, claims and other legal and regulatory proceedings from time to time in the ordinary course of our marketing, distribution and sale of our CBD products in the United States. Several companies in the CBD industry in the United States have recently become subject to an increasing number of purported class actions lawsuits relating to their food and dietary supplement products containing CBD. Should we face similar class actions filed against us, plaintiffs in such class action lawsuits, as well as in other lawsuits against us, may seek very large or indeterminate amounts, including punitive damages, which may remain unknown for substantial periods of time. Any such litigation could create a negative perception of our brands, could require us to expend significant resources to defend and could result in a significant award or injunction against us. Any of these results could have a material adverse effect on our U.S. business and could have a material adverse effect on our business, financial condition and results of operations more generally.

Risks Relating to Our Common Shares

Sales of a substantial number of our common shares may cause the price of our common shares to decline.

Any sales of substantial numbers of our common shares in the public market (including those that may be sold by the Selling Shareholders pursuant to this Prospectus Supplement) or the perception that such sales might occur, may cause the market price of our common shares to decline. The market price of our common shares may have been and could continue to be adversely affected by the expiration of lock-up periods which were applicable to certain of the Company’s shareholders, including affiliates of the Company.

Our common shares may experience price and volume volatility and the market price for our common shares may drop below the price you paid.

Securities markets may at times experience a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The price of our common shares has seen significant fluctuation in price over the past 24 months, as investor interest in companies involved in the production, marketing and sale of cannabis and cannabis related products has fluctuated. Such fluctuations may continue to affect the price of the Resale Shares and, as a result, investors may not be able to sell the Resale Shares at or above their acquisition cost.

The market price of our common shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The factors which may contribute to market price fluctuations of our common shares include the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	regulatory and political changes affecting the cannabis industry generally;

•	recommendations by securities research analysts;

•	changes in the economic performance or market valuations of companies in the industry in which we operate;

•	the addition or departure of executive officers, directors and other key personnel of the Company;

•	sales or perceived sales of additional common shares;

•	operating and financial performance that varies from the expectations of management, securities analysts and investors;

•	announcements of developments and other material events by the Company or its competitors;

•	fluctuations in the costs of vital production materials and services;

•	changes in global financial markets and global economies and general market conditions, such as interest rates and product price volatility;

•	significant acquisitions or business combinations, divestitures, strategic partnerships, joint ventures or capital commitments by the Company or its competitors;

•	operating and share price performance of other entities that investors deem comparable to the Company;

•	news reports relating to trends, concerns, technological or competitive developments, regulatory changes and

•	other related issues in the Company’s industry or target markets; and

•	the number of Resale Shares sold on any one day in the aggregate pursuant to the Offering.

We may be subject to class action securities litigation.

In the past, following periods of volatility in the market price of public company securities, shareholders have often instituted class action securities litigation against those companies. We have in the past been and continue to be subject to such litigation. For example, the Company and certain of its directors and officers are subject to class action proceedings in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded securities of the Company between September 11, 2019 and November 14, 2019 and between October 23, 2018 and January 6, 2020. We may in the future be the target of similar litigation. As we intend to actively defend ourselves against any such litigation, significant legal expenses could be incurred, and we could suffer substantial reputational harm which could adversely affect future business opportunities and activity and the Company’s financial condition. Securities litigation could result in substantial costs and damages and divert management’s attention and resources. An adverse resolution of any actions or claims against the Company may materially affect our operating results and financial condition.

Resales of our common shares in the public market during this Offering by our shareholders may cause the market price of our common shares to fall.

The Selling Shareholders may sell Resale Shares from time to time in connection with this Offering. The sale from time to time of these Resale Shares, could result in resales of our common shares by current shareholders concerned about the potential dilution in their holdings. Sales of substantial amounts of our common shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for our common shares. A decline in the market prices of our common shares could impair our ability to raise additional capital through the sale of securities should we desire to do so.

The Selling Shareholders may sell Common Shares pursuant to this Offering, and the Company may sell additional common shares or securities convertible into common shares, which may adversely affect the market price of our common shares.

The Selling Shareholders may sell Registrable Commons Shares pursuant to the Offering or otherwise sell common shares, or securities convertible into or exchangeable for, or that represent the right to receive, common shares. The Company cannot predict the timing or the amount of future sales by the Selling Shareholders. In addition, the Company is generally not restricted from issuing additional common shares, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common shares. The market price of our common shares could decline as a result of such sales after this Offering or the perception that such sales could occur. With any additional sale or issuance of common shares or other securities that are convertible or exchangeable into, or that represent the right to receive, common shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell our common shares they receive upon such conversion or exercise, the market price of our common shares may decrease due to the increased number of common shares available in the market.

If we are or become a PFIC for U.S. federal income tax purposes, such treatment could result in adverse U.S. federal income tax consequences for U.S. shareholders.

U.S. investors should be aware that we believe, based on current business plans and financial expectations, we will not be a PFIC for the current tax year. However, we cannot be certain that we will not be so treated for the current year or for future tax years. If we are treated as a PFIC for any year during a U.S. shareholder’s holding period of our Resale Shares, then such U.S. shareholder generally will be required to treat any gain realized upon a disposition of our Resale Shares, or any so-called “excess distribution” received on our Resale Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the shareholder makes a timely and effective “qualified electing fund” election, or “QEF Election”, or a “mark-to-market” election with respect to our Resale Shares. A U.S. shareholder who makes a QEF Election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A U.S. shareholder who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Resale Shares over the shareholder’s adjusted tax basis therein. Each U.S. shareholder should consult their own tax advisors regarding the PFIC rules and the U.S. federal income tax consequences of the acquisition, ownership and disposition of our Resale Shares.

We do not intend to pay dividends in the foreseeable future.

The Company has never declared or paid any dividends on our common shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business. As a result, the return on an investment in the Resale Shares will likely depend upon any future appreciation in value, if any, of the Resale Shares and on a shareholder’s ability to sell the Resale Shares. The payment of future dividends, if any, will be reviewed periodically by the Board and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our commercial activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

USE OF PROCEEDS

Any sales or other dispositions of the Resale Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, we will not receive any proceeds from the sale or other disposition of the Resale Shares by the Selling Shareholders.

DESCRIPTION OF THE SECURITIES OFFERED

The Company is authorized to issue an unlimited number of common shares. For a description of the terms and provisions of our common shares, see “Description of Securities—Common Shares” in the Base Prospectus. As of May 27, 2020, there were 110,407,635 common shares outstanding (exclusive of the Resale Shares issued to the Selling Shareholders on May 28, 2020).

CONSOLIDATED CAPITALIZATION

Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since March 31, 2020, being the date of the Q3 Interim Financial Statements incorporated by reference in this Prospectus Supplement, other than as described below:

Share Consolidation

The Consolidation of the Company’s outstanding share capital effective May 11, 2020 resulted in the following impacts to the Company’s share capital after giving effect to the Consolidation Ratio:

•	the Company’s outstanding common shares were reduced from 1,321,072,394 pre-Consolidation common shares to 110,089,377 post-Consolidation common shares;

•

the Company’s 5,684,554 pre-Consolidation warrants expiring November 2, 2020, each exercisable for one (1) pre-Consolidation common share (the “2020 Warrants”), pursuant to the warrant indenture between the Company and the Computershare Trust Company of Canada, as warrant agent, dated November 2, 2017, were adjusted in accordance with the terms of the 2020 Warrants such that holders of the 2020 Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $48.00 to receive one (1) post-Consolidation common share;

•

the Company’s 633 pre-Consolidation warrants expiring November 2, 2020 (the “2020 Broker Warrants”), each exercisable for one (1) pre-Consolidation common share, were adjusted in accordance with the terms of the 2020 Broker Warrants such that holders of the 2020 Broker Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $36.00 to receive one (1) post-Consolidation common share;

•

the Company’s 6,173,835 pre-Consolidation warrants expiring August 9, 2023 (the “2023 Warrants”), each exercisable for one (1) pre-Consolidation common share, were adjusted in accordance with the terms of the 2023 Warrants such that holders of the 2023 Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $112.46 to receive one (1) post-Consolidation common share;

•

the Company’s 164,467 pre-Consolidation warrants expiring August 22, 2024 (the “2024 Warrants”), each exercisable for one (1) pre-Consolidation common share, were adjusted in accordance with the terms of the 2024 Warrants such that holders of the 2024 Warrants will be required to exercise twelve (12) warrants with an aggregate exercise price of $116.09 to receive one (1) post-Consolidation common share; and

•

the Company’s USD$345,000,000 in 5.50% convertible debentures due 2024 (the “2024 Notes”) issued pursuant to the indenture between the Corporation and GLAS Trust Company LLC, as trustee, dated January 4, 2019 were adjusted in accordance with the terms of the 2024 Notes such that holders of the 2024 Notes will be entitled upon conversion in accordance with terms of such notes to receive 11.5308 common shares for every $1,000 principal amount of 2024 Notes held.

Issuances of Additional Securities

From March 31, 2020 to the date of this Prospectus Supplement, the Company has completed the issuance of the following securities of the Company (with all common share references reflected on a post-Consolidation basis):

•	an additional 629,376 common shares pursuant to the Company’s ATM Facility pursuant to the Sales Agreement and the Amended Sales Agreement for gross proceeds of approximately U.S.$5.6 million;

•	the issuance of 10,764 common shares on the exercise of stock options of the Company (the “Stock Options”) for gross proceeds of approximately $0.1 million;

•	the issuance of 13,522 common shares on the release of 13,522 restricted share units of the Company (“RSUs”);

•	the issuance of 209,123 common shares issued at a deemed price of $15.54 per share in connection with an acquisition of intangible assets;

•	the issuance of 108,511 common shares issued at a deemed price of $11.52 per share for milestone payments in connection with an Acquisition;

•	the issuance of 2,480,810 common shares issued at a deemed price of $15.71 per share to the Selling Shareholders in connection with the Acquisition; and

•	the grant of Stock Options, RSUs and deferred share units under the Company’s equity compensation plans,

each as described further below under “Prior Sales”.

PRIOR SALES

The following table sets out details of all common shares issued by the Company during the 12 months prior to the date of this Prospectus Supplement (all of the information below is presented on a post-Consolidation basis):

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

May 1, 2019	Common Shares	Exercise of Stock Options	83	$96.84

May 1, 2019	Common Shares	Exercise of Warrants	167	$115.80

May 2, 2019	Common Shares	Exercise of Stock Options	28	$57.48

May 2, 2019	Common Shares	Exercise of Warrants	4,817	$48.00

May 6, 2019	Common Shares	Exercise of Stock Options	1,042	$84.36

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

May 6, 2019	Common Shares	Exercise of Warrants	1,108	$48.00

May 7, 2019	Common Shares	Exercise of Stock Options	164	$96.84

May 7, 2019	Common Shares	Exercise of Warrants	5,150	$48.00

May 9, 2019	Common Shares	Exercise of Warrants	333	$115.80

May 14, 2019	Common Shares	Exercise of Warrants	83	$48.00

May 16, 2019	Common Shares	Exercise of Stock Options	336	$33.12

May 16, 2019	Common Shares	Exercise of Stock Options	1,008	$55.68

May 21, 2019	Common Shares	Exercise of Warrants	2,158	$48.00

May 22, 2019	Common Shares	Exercise of Stock Options	999	$31.92

May 22, 2019	Common Shares	Exercise of Stock Options	250	$55.68

May 22, 2019	Common Shares	Exercise of Warrants	2,500	$48.00

May 23, 2019	Common Shares	Exercise of Stock Options	278	$33.12

May 24, 2019	Common Shares	Exercise of Stock Options	2,604	$29.88

May 24, 2019	Common Shares	Exercise of Stock Options	556	$33.12

May 24, 2019	Common Shares	Exercise of Warrants	1,261	$83.28

May 28, 2019	Common Shares	Exercise of Stock Options	912	$31.92

May 28, 2019	Common Shares	Exercise of Warrants	1,025	$48.00

May 28, 2019	Common Shares	Exercise of Stock Options	83	$15.60

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

May 28, 2019	Common Shares	Exercise of Stock Options	333	$55.68

May 29, 2019	Common Shares	Exercise of Stock Options	5,208	$30.72

May 29, 2019	Common Shares	Exercise of Stock Options	3,472	$28.68

May 29, 2019	Common Shares	Exercise of Stock Options	2,431	$33.12

May 29, 2019	Common Shares	Exercise of Warrants	1,025	$48.00

May 29, 2019	Common Shares	Exercise of Warrants	270	$83.28

May 30, 2019	Common Shares	Exercise of Stock Options	42	$55.68

June 3, 2019	Common Shares	Exercise of Stock Options	4,167	$30.72

June 4, 2019	Common Shares	Exercise of Stock Options	125	$15.60

June 5, 2019	Common Shares	Exercise of Stock Options	63	$31.92

June 5, 2019	Common Shares	Exercise of Stock Options	695	$33.12

June 5, 2019	Common Shares	Exercise of Stock Options	1,875	$55.68

June 6, 2019	Common Shares	Exercise of Stock Options	208	$55.68

June 7, 2019	Common Shares	Exercise of Stock Options	5,417	$31.92

June 10, 2019	Common Shares	Exercise of Warrants	6	$83.28

June 10, 2019	Common Shares	Exercise of compensation options/warrants	65	$55.56

June 11, 2019	Common Shares	Exercise of Stock Options	2,162	$31.92

June 11, 2019	Common Shares	Exercise of Stock Options	288	$31.92

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

June 11, 2019	Common Shares	Exercise of Stock Options	250	$57.48

June 12, 2019	Common Shares	Exercise of Stock Options	173	$31.92

June 13, 2019	Common Shares	Exercise of Stock Options	173	$31.92

June 13, 2019	Common Shares	Exercise of Warrants	275	$48.00

June 13, 2019	Common Shares	Exercise of Warrants	32	$83.28

June 14, 2019	Common Shares	Exercise of Stock Options	167	$31.92

June 17, 2019	Common Shares	Exercise of Stock Options	308	$31.92

June 18, 2019	Common Shares	Exercise of Stock Options	2,083	$55.68

June 20, 2019	Common Shares	Exercise of Stock Options	173	$31.92

June 20, 2019	Common Shares	Exercise of Stock Options	112	$57.48

June 24, 2019	Common Shares	Exercise of Stock Options	2,708	$15.60

June 26 2019	Common Shares	Exercise of Stock Options	7	$33.12

June 27, 2019	Common Shares	Exercise of Stock Options	583	$55.68

July 2, 2019	Common Shares	Exercise of Stock Options	173	$31.92

July 4, 2019	Common Shares	Exercise of Stock Options	288	$31.92

July 4, 2019	Common Shares	Exercise of Stock Options	83	$33.12

July 5, 2019	Common Shares	Exercise of Stock Options	144	$31.92

July 9, 2019	Common Shares	Exercise of Stock Options	167	$55.68

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

July 10, 2019	Common Shares	Exercise of Stock Options	5,692	$31.92

July 11, 2019	Common Shares	Exercise of Stock Options	5,404	$31.92

July 15, 2019	Common Shares	Exercise of Stock Options	577	$31.92

July 16, 2019	Common Shares	Exercise of Stock Options	278	$33.12

July 16, 2019	Common Shares	Exercise of Warrants	25	$48.00

July 17, 2019	Common Shares	Exercise of Stock Options	90	$33.12

July 18, 2019	Common Shares	Exercise of Stock Options	2,681	$57.48

July 18, 2019	Common Shares	Exercise of Stock Options	583	$4.08

July 18, 2019	Common Shares	Exercise of Stock Options	5,692	$31.92

July 22, 2019	Common Shares	Exercise of Stock Options	50	$31.92

July 22, 2019	Common Shares	Exercise of Warrants	83	$48.00

July 22, 2019	Common Shares	Exercise of Warrants	720	$83.28

July 24, 2019	Common Shares	Exercise of Stock Options	2,604	$29.88

July 24, 2019	Common Shares	Exercise of Stock Options	278	$33.12

July 29, 2019	Common Shares	Exercise of Stock Options	5,980	$31.92

July 30, 2019	Common Shares	Exercise of Stock Options	174	$33.12

July 31, 2019	Common Shares	Exercise of Stock Options	173	$31.92

August 1, 2019	Common Shares	Exercise of Stock Options	8	$15.60

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

August 1, 2019	Common Shares	Exercise of Stock Options	288	$31.92

August 8, 2019	Common Shares	Exercise of Stock Options	789	$88.68

August 8, 2019	Common Shares	Exercise of Stock Options	288	$31.92

August 9, 2019	Common Shares	Exercise of Stock Options	4,556	$33.12

August 9, 2019	Common Shares	Exercise of RSUs	3,472	$88.68

August 13, 2019	Common Shares	Exercise of Stock Options	288	$31.92

August 14, 2019	Common Shares	Exercise of Stock Options	506	$65.40

August 15, 2019	Common Shares	Exercise of Stock Options	694	$100.56

August 15, 2019	Common Shares	Exercise of Stock Options	556	$88.68

August 15, 2019	Common Shares	Exercise of Stock Options	1,167	$3.60

August 15, 2019	Common Shares	Exercise of Stock Options	4,167	$15.60

August 19, 2019	Common Shares	Common Shares issued in connection with an acquisition	217,554	$93.60

August 20, 2019	Common Shares	Exercise of Stock Options	4,000	$31.92

August 20, 2019	Common Shares	Exercise of Warrants	83	$48.00

August 21, 2019	Common Shares	Common Shares issued under ATM	80,843	$93.60

August 22, 2019	Common Shares	Exercise of Stock Options	13,256	$31.92

August 22, 2019	Common Shares	Common Shares issued in connection with an acquisition	27,411	$105.48

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

August 23, 2019	Common Shares	Exercise of Stock Options	1,271	$55.68

August 23, 2019	Common Shares	Common Shares issued under ATM	143,367	$93.48

August 27, 2019	Common Shares	Common Shares issued under ATM	140,177	$91.20

August 29, 2019	Common Shares	Common Shares issued under ATM	122,818	$89.52

September 3, 2019	Common Shares	Exercise of Stock Options	576	$31.92

September 3, 2019	Common Shares	Exercise of Stock Options	347	$55.68

September 3, 2019	Common Shares	Common Shares issued under ATM	80,668	$89.04

September 5, 2019	Common Shares	Exercise of Stock Options	288	$31.92

September 5, 2019	Common Shares	Common Shares issued under ATM	61,999	$89.28

September 6, 2019	Common Shares	Exercise of Stock Options	288	$31.92

September 11, 2019	Common Shares	Exercise of Stock Options	542	$31.92

September 12, 2019	Common Shares	Exercise of RSUs	556	$88.68

September 13, 2019	Common Shares	Exercise of Stock Options	167	$55.68

September 13, 2019	Common Shares	Exercise of Stock Options	278	$88.68

September 13, 2019	Common Shares	Exercise of Stock Options	25	$31.92

September 16, 2019	Common Shares	Exercise of Warrants	65	$48.00

September 19, 2019	Common Shares	Exercise of RSUs	972	$88.68

September 20, 2019	Common Shares	Exercise of Stock Options	5,375	$30.72

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

September 27, 2019	Common Shares	Exercise of RSUs	556	$88.68

October 1, 2019	Common Shares	Exercise of Stock Options	1,215	$33.12

October 1, 2019	Common Shares	Exercise of Stock Options	1,736	$28.68

October 1, 2019	Common Shares	Exercise of RSUs	139	$102.48

October 3, 2019	Common Shares	Exercise of RSUs	7,639	$33.12

October 3, 2019	Common Shares	Exercise of Warrants	8	$48.00

October 9, 2019	Common Shares	Exercise of Stock Options	167	$55.68

October 10, 2019	Common Shares	Common Shares issued under ATM	218,368	$65.88

October 11, 2019	Common Shares	Common Shares issued under ATM	384,185	$60.84

October 15, 2019	Common Shares	Common Shares issued under ATM	356,323	$57.96

October 16, 2019	Common Shares	Common Shares issued under ATM	469,770	$59.28

October 17, 2019	Common Shares	Common Shares issued under ATM	220,513	$57.84

October 21, 2019	Common Shares	Common Shares issued under ATM	142,465	$59.40

October 25, 2019	Common Shares	Exercise of Stock Options	288	$31.92

October 28, 2019	Common Shares	Exercise of Stock Options	100	$31.92

October 29, 2019	Common Shares	Exercise of Stock Options	1,258	$15.60

November 6, 2019	Common Shares	Exercise of Stock Options	1,729	$31.92

November 7, 2019	Common Shares	Exercise of Stock Options	576	$31.92

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

November 19, 2019	Common Shares	Exercise of Stock Options	288	$31.92

November 20, 2019	Common Shares	Early conversion of 2020 Debentures	5,761,260	$39.36

November 27, 2019	Common Shares	Common Shares issued under ATM	304,600	$41.64

November 29, 2019	Common Shares	Common Shares issued under ATM	241,667	$39.00

December 2, 2019	Common Shares	Common Shares issued under ATM	833,333	$39.96

December 3, 2019	Common Shares	Common Shares issued under ATM	121,779	$40.20

December 4, 2019	Common Shares	Common Shares issued under ATM	141,667	$39.00

December 5, 2019	Common Shares	Common Shares issued under ATM	416,667	$39.60

December 6, 2019	Common Shares	Common Shares issued under ATM	441,250	$39.36

December 9, 2019	Common Shares	Common Shares issued under ATM	183,333	$39.00

December 10 2019	Common Shares	Common Shares issued under ATM	116,667	$38.52

December 11, 2019	Common Shares	Common Shares issued under ATM	586,533	$39.72

December 13, 2019	Common Shares	Common Shares issued under ATM	158,333	$39.36

December 13, 2019	Common Shares	Exercise of RSUs	4,861	$33.12

December 16, 2019	Common Shares	Common Shares issued under ATM	491,667	$39.36

January 7, 2020	Common Shares	Exercise of RSUs	1,389	$31.56

January 15, 2020	Common Shares	Exercise of Stock Options	1,875	$3.60

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

January 30, 2020	Common Shares	Common Shares issued in connection with an acquisition	62,173	$32.16

February 6, 2020	Common Shares	Exercise of Stock Options	576	$31.92

February 13, 2020	Common Shares	Common Shares issued under ATM	300,637	$24.96

February 14, 2020	Common Shares	Common Shares issued under ATM	245,852	$24.00

February 18, 2020	Common Shares	Common Shares issued under ATM	708,926	$23.76

February 19, 2020	Common Shares	Common Shares issued under ATM	1,166,667	$24.36

February 20, 2020	Common Shares	Common Shares issued under ATM	553,245	$25.80

February 21, 2020	Common Shares	Common Shares issued under ATM	292,032	$27.00

February 24, 2020	Common Shares	Common Shares issued under ATM	376,058	$27.48

February 25, 2020	Common Shares	Common Shares issued under ATM	5,842	$26.76

February 27, 2020	Common Shares	Common Shares issued under ATM	61,158	$25.20

February 28, 2020	Common Shares	Common Shares issued under ATM	314,583	$24.60

March 3, 2020	Common Shares	Exercise of RSUs	3,333	$23.04

March 4, 2020	Common Shares	Common Shares issued under ATM	123,421	$21.72

March 4, 2020	Common Shares	Common Shares issued under ATM	49,910	$21.84

March 4, 2020	Common Shares	Common Shares issued in connection with an acquisition	262,840	$22.92

March 6, 2020	Common Shares	Common Shares issued under ATM	130,773	$22.32

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

March 6, 2020	Common Shares	Common Shares issued under ATM	47,796	$21.72

March 9, 2020	Common Shares	Exercise of Stock Options	2,083	$15.60

March 10, 2020	Common Shares	Common Shares issued under ATM	15,652	$21.00

March 10, 2020	Common Shares	Common Shares issued under ATM	43,556	$17.04

March 12, 2020	Common Shares	Common Shares issued under ATM	437,500	$16.68

March 13, 2020	Common Shares	Common Shares issued under ATM	186,733	$15.24

March 16, 2020	Common Shares	Common Shares issued under ATM	461,842	$11.88

March 17, 2020	Common Shares	Common Shares issued under ATM	35,728	$12.72

March 17, 2020	Common Shares	Exercise of RSUs	8,384	$11.76

March 20, 2020	Common Shares	Common Shares issued under ATM	194,645	$11.28

March 23, 2020	Common Shares	Exercise of Stock Options	8,333	$4.08

March 23, 2020	Common Shares	Exercise of Stock Options	1,667	$3.60

March 23, 2020	Common Shares	Common Shares issued under ATM	778,962	$11.76

March 24, 2020	Common Shares	Common Shares issued under ATM	922,171	$13.32

March 25, 2020	Common Shares	Common Shares issued under ATM	333,333	$12.00

March 25, 2020	Common Shares	Common Shares issued under ATM	165,475	$12.72

March 25, 2020	Common Shares	Common Shares issued under ATM	609,050	$12.12

March 27, 2020	Common Shares	Common Shares issued under ATM	725,775	$12.84

Date of Issuance	Type of Security Issued	Reason for Issuance	Number of Securities Issued	Issue/Exercise Price per Security

March 27, 2020	Common Shares	Common Shares issued under ATM	1,471,544	$14.76

March 27, 2020	Common Shares	Common Shares issued under ATM	166,667	$13.32

March 31, 2020	Common Shares	Common Shares issued under ATM	809,005	$17.88

April 1, 2020	Common Shares	Exercise of RSUs	13,244	$10.80

April 2, 2020	Common Shares	Exercise of Stock Options	8,334	$6.96

April 27, 2020	Common Shares	Common Shares issued under ATM	187,230	$12.00

April 28, 2020	Common Shares	Common Shares issued under ATM	153,177	$12.00

April 29, 2020	Common Shares	Common Shares issued under ATM	238,790	$12.72

April 30, 2020	Common Shares	Common Shares issued under ATM	34,711	$12.96

May 1, 2020	Common Shares	Common Shares Issued under ATM	15,468	$12.84

May 8, 2020	Common Shares	Exercise of Stock Options	2,083	$3.60

May 12, 2020	Common Shares	Exercise of Stock Options	334	$3.60

May 15, 2020	Common Shares	Common Shares issued in connection with an acquisition	108,511	$11.52

May 21, 2020	Common Shares	Exercise of RSUs	278	$108.60

May 21, 2020	Common Shares	Exercise of Stock Options	13	$3.60

May 21, 2020	Common Shares	Common Shares issued for intangible asset acquisition	209,123	$15.54

May 28, 2020	Common Shares	Acquisition of Reliva(1)	2,480,810	$15.71

(1)	Represents the common shares issued to the Selling Shareholders on completion of the Acquisition that now constitute the “Resale Shares” under this Prospectus Supplement.

The following table sets out details of all securities convertible or exercisable into common shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus Supplement (all of the information below has been presented on a post-Consolidation basis):

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share

Stock Options

May 1, 2019	Stock Options	15,417	$146.04

May 6, 2019	Stock Options	16,667	$141.60

May 8, 2019	Stock Options	3,333	$138.96

May 9, 2019	Stock Options	16,667	$138.96

May 10, 2019	Stock Options	16,667	$135.00

May 13, 2019	Stock Options	4,583	$129.96

May 15, 2019	Stock Options	17,917	$135.84

May 16, 2019	Stock Options	5,833	$140.04

May 21, 2019	Stock Options	3,333	$140.52

May 22, 2019	Stock Options	6,667	$139.44

May 24, 2019	Stock Options	4,167	$133.20

May 28, 2019	Stock Options	6,667	$135.00

May 30, 2019	Stock Options	1,667	$131.52

June 3, 2019	Stock Options	3,333	$123.24

June 4, 2019	Stock Options	7,917	$115.68

June 6, 2019	Stock Options	3,333	$124.44

June 10, 2019	Stock Options	10,000	$121.56

June 11, 2019	Stock Options	3,510	$126.24

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share

June 12, 2019	Stock Options	10,000	$123.84

June 13, 2019	Stock Options	10,000	$123.84

June 25, 2019	Stock Options	1,667	$119.28

June 26, 2019	Stock Options	10,417	$118.08

June 28, 2019	Stock Options	14,583	$122.88

July 2, 2019	Stock Options	16,667	$123.12

July 3, 2019	Stock Options	20,833	$119.88

July 4, 2019	Stock Options	3,333	$120.00

July 8, 2019	Stock Options	9,167	$118.32

July 12, 2019	Stock Options	2,500	$112.44

July 16, 2019	Stock Options	8,333	$109.56

July 19, 2019	Stock Options	5,000	$108.60

July 29, 2019	Stock Options	8,333	$101.28

August 7, 2019	Stock Options	3,333	$108.60

August 28, 2019	Stock Options	6,667	$ 88.80

September 10, 2019	Stock Options	352,483	$ 94.92

September 13, 2019	Stock Options	5,309	$ 93.00

September 18, 2019	Stock Options	2,253	$ 83.88

September 19, 2019	Stock Options	880	$ 84.24

September 24, 2019	Stock Options	972	$ 80.64

September 27, 2019	Stock Options	3,086	$ 75.84

September 30, 2019	Stock Options	350	$ 73.44

October 1, 2019	Stock Options	4,144	$ 69.84

October 3, 2019	Stock Options	2,331	$ 66.72

October 8, 2019	Stock Options	118	$ 66.00

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share

October 9, 2019	Stock Options	150	$66.24

October 21, 2019	Stock Options	4,446	$57.72

October 24, 2019	Stock Options	1,414	$57.84

November 1, 2019	Stock Options	1,217	$56.64

November 6, 2019	Stock Options	8,333	$59.16

November 7, 2019	Stock Options	2,066	$59.04

November 8, 2019	Stock Options	11,667	$56.52

November 14, 2019	Stock Options	1,770	$56.28

November 21, 2019	Stock Options	1,064	$42.00

November 25, 2019	Stock Options	1,068	$42.96

November 28, 2019	Stock Options	4,550	$40.32

December 5, 2019	Stock Options	1,220	$39.12

December 9, 2019	Stock Options	14,167	$38.52

December 16, 2019	Stock Options	4,083	$41.64

January 10, 2020	Stock Options	1,380	$27.24

January 17, 2020	Stock Options	913	$33.48

February 3, 2020	Stock Options	1,539	$30.00

February 10, 2020	Stock Options	16,807	$56.52

February 10, 2020	Stock Options	23,558	$24.96

February 20, 2020	Stock Options	1,345	$27.12

February 29, 2020	Stock Options	14,773	$21.72

March 23, 2020	Stock Options	2,706	$12.60

March 26, 2020	Stock Options	1,190	$12.72

April 6, 2020	Stock Options	898	$13.56

Date of Issuance	Type of Security Issued	Number of Common Shares Issuable Upon Exercise or Conversion	Exercise or Conversion Price Per Common Share

May 12, 2020	Stock Options	980	$10.45

May 27, 2020	Stock Options	234,198	$22.48

RSU and DSUs

September 10, 2019	RSUs	43,596	$94.92

September 10, 2019	DSUs	2,765	$94.92

October 15, 2019	RSUs	446	$58.32

October 21, 2019	RSUs	911	$57.72

November 28, 2019	RSUs	847	$40.32

December 9, 2019	RSUs	4,167	$38.52

December 16, 2019	RSUs	842	$41.64

January 17, 2020	RSUs	161	$33.48

February 10, 2020	RSUs	3,578	$56.52

February 10, 2020	RSUs	6,310	$24.96

February 10, 2020	RSUs	191,667	$24.96

February 29, 2020	DSUs	4,834	$21.72

April 6, 2020	RSUs	100	$13.56

May 12, 2020	RSUs	232	$10.45

TRADING PRICE AND VOLUME

Our common shares are listed on the TSX and the NYSE under the trading symbol “ACB”. The following tables set forth the reported high and low closing prices and the aggregate trading volume of our common shares, on a post-Consolidation basis, on the TSX and the NYSE for each of the months (or, if applicable, partial months) indicated during the 12 month period prior to the date of this Prospectus Supplement:

Month	TSX Price Range		Total Volume
	High	Low
May 2019	146.88	122.04	10,880,044
June 2019	130.80	111.24	7,574,735
July 2019	123.12	94.80	5,639,183
August 2019	114.12	86.04	7,876,835
September 2019	102.84	68.88	9,404,151
October 2019	74.28	55.08	12,114,312
November 2019	61.80	33.84	21,814,923
December 2019	43.32	29.40	14,691,779
January 2020	36.24	23.52	17,038,165
February 2020	35.04	21.36	13,482,771
March 2020	22.80	10.44	21,282,574
April 2020	14.64	11.16	13,017,400
May 1-27, 2020	24.10	8.29	63,966,468

Month	NYSE Price Range (in U.S.$)		Total Volume
	High	Low
May 2019	109.6608	96.12	27,943,281
June 2019	97.92	84.12	17,248,404
July 2019	95.76	72.00	21,503,142
August 2019	86.40	64.56	23,306,005
September 2019	78.00	51.96	27,105,509
October 2019	55.68	40.80	31,571,120
November 2019	47.04	25.68	15,806,511
December 2019	32.88	22.56	47,518,863
January 2020	27.84	18.00	57,938,300
February 2020	26.40	15.84	49,162,108
March 2020	17.16	7.20	65,044,372
April 2020	10.51	8.03	52,509,700
May 1-27, 2020	17.40	5.80	439,241,623

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date of this Prospectus Supplement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who acquires Resale Shares pursuant to the Offering as beneficial owner and who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length with the Company and each Selling Shareholder, is not affiliated with the Company or any Selling Shareholder, is not exempt from tax under Part I of the Tax Act, and acquires and holds the Resale Shares as capital property (herein, a “Holder”). Generally, the Resale Shares will be considered to be capital property to a Holder thereof provided that the Holder does not use or hold the Resale Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

As no Resale Shares will be offered or sold in Canada, this summary does not address Holders resident in Canada for purposes of the Tax Act. This summary is applicable only to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold, and is not deemed to use or hold, the Resale Shares in the course of carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only applies to such Non-Resident Holders. This summary also does not apply to a Holder (including a Non-Resident Holder) that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere or that has entered into or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act) with respect to Resale Shares. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their own tax advisors with respect to an investment in Resale Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law (whether by legislative, governmental, administrative or judicial decision or action) or any change in the administrative policies and assessing practices of the CRA, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. All holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances, and the discussion below is qualified accordingly.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Resale Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars in general terms based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by us on Resale Shares are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and who substantiates full entitlement to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of an Offered Share will not be recognized under the Tax Act unless the Offered Share constitutes “taxable Canadian property” to the Non- Resident Holder for purposes of the Tax Act.

Provided the Resale Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the NYSE) at the time of disposition, the Resale Shares generally will not constitute taxable Canadian property to the Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions were met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and/or (iii) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) or (iv) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, an Offered Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act, including in certain circumstances where Offered Shares were acquired by a Non-Resident Holder in exchange for other shares that were themselves held as taxable Canadian property.

Non-Resident Holders who may hold Resale Shares as taxable Canadian property should consult their own tax advisors.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

The following is a general summary of material United States federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of the Resale Shares acquired in the Offering. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as hereinafter defined) investing in the Resale Shares. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential United States federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of the Resale Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the United States federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty nor to U.S. Holders subject to special tax rules described below. Accordingly, this summary is not intended to be, and should not be construed as, legal or United States federal income tax advice with respect to any U.S. Holder. This summary does not address the United States federal alternative minimum, United States federal estate and gift, United States state and local, and non-United States tax consequences to U.S. Holders of the acquisition, ownership, and disposition of the Resale Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the tax consequences relating to the acquisition, ownership and disposition of the Resale Shares.

No ruling from the Internal Revenue Service (“IRS”) has been requested, or will be obtained, regarding the United States federal income tax consequences of the acquisition, ownership, and disposition of the Resale Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the United States courts could disagree with one or more of the conclusions described in this summary.

Each U.S. Holder should also review the separate discussion regarding Canadian income tax considerations discussed above under “Certain Canadian Federal Income Tax Considerations”.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Treaty, and United States court decisions that are applicable, and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively or prospectively which could affect the United States federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of the Resale Shares acquired in the Offering that is for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity classified as a corporation for United States federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

U.S. Holders Subject to Special United States Federal Income Tax Rules Not Addressed

This summary does not address the United States federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own the Resale Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquire the Resale Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold the Resale Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of our outstanding shares; or (i) are required to accelerate the recognition of any item of gross income with respect to Registrable Common Shares as a result of such income being recognized on an applicable financial statement. This summary also does not address the United States federal income tax considerations applicable to U.S. Holders who are: (a) United States expatriates, dual-residents or former long-term residents of the United States; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold the Resale Shares in connection with carrying on a business in Canada; or (d) persons that have a permanent establishment in Canada for the purposes of the Treaty. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the United States federal, United States federal alternative minimum, United States federal estate and gift, United States state and local, and non-United States tax consequences relating to the acquisition, ownership and disposition of the Resale Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for United States federal income tax purposes holds the Resale Shares, the United States federal income tax consequences to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax consequences to any such partner (or owner or participants). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as “pass-through” entities for United States federal income tax purposes should consult their own tax advisors regarding the United States federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of the Resale Shares.

Passive Foreign Investment Company Rules

PFIC Status

Based on current business plans and financial expectations, we believe we will not be classified as a Passive Foreign Investment Company (“PFIC”) for the current tax year. However, we cannot be certain that we will not be a PFIC for the current tax year or in any future tax year. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. If we are a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the United States federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of the Resale Shares. The determination of whether any corporation is, was, or will be, a PFIC for a tax year depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. In addition, whether we will be treated as a PFIC for any tax year (including the current year) depends upon our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date hereof. Accordingly, there can be no assurance that we are not or will not become a PFIC nor that the IRS will not challenge any determination made by us (or any subsidiary) concerning our PFIC status for any particular year. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of our subsidiaries.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (as defined for United States federal income tax purposes) (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to United States federal income tax on their proportionate share of (a) any “excess distributions,” as described below, on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to United States federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Resale Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the Resale Shares are made.

Default PFIC Rules Under Section 1291 of the Code

If we are a PFIC for any tax year during which a U.S. Holder owns the Resale Shares, the United States federal income tax consequences to such U.S. Holder of the acquisition, ownership, and disposition of such Resale Shares will depend on whether and when such U.S. Holder makes an election to treat us and each Subsidiary PFIC, if any, as a “qualified electing fund” or “QEF” under Section 1295 of the Code (“QEF Election”), or makes a mark-to-market election under Section 1296 of the Code (“Mark-to-Market Election”). A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder”.

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code (described below) with respect to (a) any gain recognized on the sale or other taxable disposition of the Resale Shares and (b) any “excess distribution” received on the Resale Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Resale Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of the Resale Shares (including an indirect disposition of the stock of any Subsidiary PFIC), and any “excess distribution” received on the Resale Shares or with respect to the stock of a Subsidiary PFIC, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the respective common shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income (and not eligible for certain preferred rates). The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must generally treat any such interest paid as “personal interest,” which is generally not deductible.

If we are a PFIC for any tax year during which a Non-Electing U.S. Holder holds the Resale Shares, we will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether we cease to be a PFIC in one or more subsequent tax years. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above), but not loss, as if the Resale Shares were sold on the last day of the last tax year for which we were a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which the holding period of the Resale Shares begins generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to the Resale Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to United States federal income tax on such U.S. Holder’s pro rata share of (a) our net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) our ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) ”earnings and profits” over (b) net capital gain. The IRS has not issued rules regarding the allocation of net capital gain and ordinary earnings amounts to multiple classes of stock. Accordingly, the proper manner for allocating such items between our common shares and preferred shares is not certain. A U.S. Holder that makes a QEF Election will be subject to United States federal income tax on such amounts for each tax year in which we are a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by us. However, for any tax year in which we are a PFIC and have no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will generally be treated as “personal interest,” which is generally not deductible.

A U.S. Holder that makes a timely and effective QEF Election with respect to us generally (a) would receive any distributions from us tax free to the extent that such distribution represents our “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) would adjust its tax basis in the Resale Shares to reflect the amount included in income and/or received as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of the Resale Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is “timely”. A QEF Election will be treated as timely if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Resale Shares in which we were a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a United States federal income tax return for such year. If a U.S. Holder does not make a timely and effective QEF Election for the first year in the U.S. Holder’s holding period for the Resale Shares, the U.S. Holder may still be able to make a timely and effective QEF Election in a subsequent year if such U.S. Holder meets certain requirements and makes a “purging” election to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Resale Shares were sold for their fair market value on the day the QEF Election is effective. If a U.S. Holder makes a QEF Election but does not make a “purging” election to recognize gain, as discussed in the preceding sentence, then such U.S. Holder shall continue to be subject to tax under the rules of Section 1291 discussed above. If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the Subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is timely made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, we cease to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we are not a PFIC. Accordingly, if we become a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which we qualify as a PFIC.

We: (a) will use commercially reasonable efforts to make available to U.S. Holders, upon their written request after the end of a tax year, information as to our status as a PFIC, and (b) for each year in which we determine that we likely are a PFIC, provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to us is required to obtain for United States federal income tax purposes. We may elect to provide such information on our website. However, U.S. Holders should be aware that we can provide no assurances that we will provide any such information relating to a Subsidiary PFIC. Because we may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to us and any Subsidiary PFIC.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed U.S. federal income tax return. However, if we do not provide the required information with regard to us or any of our Subsidiary PFICs, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code, discussed above, that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Resale Shares are marketable stock. The Resale Shares generally will be “marketable stock” if the Resale Shares are regularly traded on (a) a national securities exchange that is registered with the SEC, (b) the national market system established pursuant to section 11A of Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and surveillance requirements, and meets other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange effectively promote active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Our common shares are currently traded on the NYSE, a national securities exchange in the United States which is registered with the SEC. We believe that our common shares were “regularly traded” in the first calendar quarter of 2020 and we expect that our common shares will be “regularly traded” in the second calendar quarter of 2020 and for the foreseeable future. However, there can be no assurance that our common shares will be “regularly traded” in subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder that makes a Mark-to-Market Election with respect to the Resale Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Resale Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Resale Shares for which we are a PFIC or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Resale Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which we are a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Resale Shares, as of the close of such tax year over (b) such U.S. Holder’s adjusted tax basis in the Resale Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Resale Shares, over (b) the fair market value of such Resale Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally will adjust such U.S. Holder’s tax basis in the Resale Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of the Resale Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years). Losses that exceed this limitation are subject to the rules generally applicable to losses provided in the Code and Treasury Regulations.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return. A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Resale Shares cease to be “marketable stock” or the IRS consents to the revocation of such election. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a Mark-to-Market Election.

In addition, although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Resale Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning, because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to avoid the application of the default rules of Section 1291 of the Code described above with respect to deemed dispositions of Subsidiary PFIC stock or excess distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of the Resale Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which common shares are transferred.

Certain additional adverse rules may apply with respect to a U.S. Holder if we are a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder that uses the Resale Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisors regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisors regarding the PFIC rules and how the PFIC rules and determinations with respect to our PFIC status may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of the Resale Shares.

General Rules Applicable to the Ownership and Disposition of Common Shares

The following discussion describes the general rules applicable to the ownership and disposition of the Resale Shares but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules”.

Distributions on the Resale Shares

Subject to the discussion under “Material United States Federal Income Tax Considerations for U.S. Residents – Passive Foreign Investment Company Rules,”, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Resale Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of our current and accumulated “earnings and profits,” as computed for United States federal income tax purposes. To the extent that a distribution exceeds our current and accumulated “earnings and profits,” such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Resale Shares and thereafter as gain from the sale or exchange of such Resale Shares. (See “Sale or Other Taxable Disposition of the Resale Shares” below.) However, we may not maintain the calculations of its earnings and profits in accordance with United States federal income tax principles, and each U.S. Holder should assume that any distribution by us with respect to the Resale Shares will constitute dividend income. Dividends received on the Resale Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction.” Subject to applicable limitations and provided we are eligible for the benefits of the Treaty, dividends paid by us to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains, provided certain holding period and other conditions are satisfied, including that we not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates if we are a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.

Sale or Other Taxable Disposition of the Resale Shares

Subject to the discussion under “Material United States Federal Income Tax Considerations for U.S. Residents – Passive Foreign Investment Company Rules,” upon the sale or other taxable disposition of the Resale Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the U.S. dollar value of cash received plus the fair market value of any property received and such U.S. Holder’s tax basis in such Resale Shares sold or otherwise disposed of. A U.S. Holder’s tax basis in the Resale Shares generally will be such holder’s U.S. dollar cost for such Resale Shares. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Resale Shares have been held for more than one year.

Preferential tax rates currently apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Additional Tax on Passive Income

Certain U.S. Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) will be subject to a 3.8% tax on all or a portion of their “net investment income,” which includes dividends on the Resale Shares, and net gains from the disposition of the Resale Shares. Further, excess distributions treated as dividends, gains treated as excess distributions, and Mark-to-Market inclusions and deductions under the PFIC rules discussed above are all included in the calculation of net investment income.

Treasury Regulations provide, subject to the election described in the following paragraph, that solely for purposes of this additional tax, distributions of previously taxed income will be treated as dividends and included in net investment income subject to the additional 3.8% tax. Additionally, to determine the amount of any capital gain from the sale or other taxable disposition of the Resale Shares that will be subject to the additional tax on net investment income, a U.S. Holder who has made a QEF Election will be required to recalculate its basis in the Resale Shares excluding QEF basis adjustments.

Alternatively, a U.S. Holder may make an election that will be effective with respect to all interests in a PFIC for which a QEF Election has been made and which is held in that year or acquired in future years. Under this election, a U.S. Holder pays the additional 3.8% tax on QEF income inclusions and on gains calculated after giving effect to related tax basis adjustments. U.S. Holders that are individuals, estates or trusts should consult their own tax advisors regarding the applicability of this tax to any of their income or gains in respect of the Resale Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of the Resale Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method. Each U.S. Holder should consult its own U.S. tax advisors regarding the United States federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Resale Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder’s United States federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to United States federal income tax. This election is made on a year-by-year basis and applies to all foreign income taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s United States federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Resale Shares that is treated as a “dividend” may be lower for United States federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own United States tax advisors regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under United States federal income tax law, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, United States return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-United States person, any financial instrument or contract held for investment that has an issuer or counterparty other than a United States person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Resale Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the United States, or by a United States payor or United States middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, the Resale Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct United States taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect United States taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the United States backup withholding tax rules will be allowed as a credit against a U.S. Holder’s United States federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and, under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

THE FOREGOING DISCUSSION DOES NOT COVER ALL U.S. TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE U.S. HOLDERS ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE RESALE SHARES, IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCE AND ALSO REVIEW THE CANADIAN INCOME TAX CONSIDERATIONS DISCUSSED SEPARATELY ABOVE UNDER “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS”.

AUDITORS

The auditors of the Company are KPMG LLP (“KPMG”), Chartered Professional Accountants, of Vancouver, British Columbia.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by McMillan LLP, of Vancouver, British Columbia, with respect to matters of Canadian law, and on behalf of the Selling Shareholders by Fasken Martineau DuMoulin LLP.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus Supplement, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•

MNP LLP (“MNP”), Chartered Professional Accountants, as the former external auditor of the Company who reported on the Company’s audited financial statements for the year ended June 30, 2018 included in the 2019 Annual Financial Statements, as filed on SEDAR and incorporated into this Prospectus Supplement by reference;

•

KPMG LLP (“KPMG”), Chartered Professional Accountants, as the external auditor of the Company who reported on the 2019 Annual Financial Statements, as filed on SEDAR and incorporated into this Prospectus Supplement by reference.

Each of KPMG and MNP have confirmed that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Base Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-230692) of which this Prospectus Supplement and the Base Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Base Prospectus;

(ii)	consents of those persons named under “Interest of Experts” in this Prospectus Supplement and the Base Prospectus; and

(iii)	powers of attorney from certain of the Company’s officers and directors.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). All but two of our directors and officers, and all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Resale Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Resale Shares who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Puglisi & Associates as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Resale Shares under this Prospectus Supplement.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	May 10, 2019

AURORA CANNABIS INC.

US$750,000,000

Common Shares

Warrants

Options

Subscription Receipts

Debt Securities

Units

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”), options (the “Options”), subscription receipts (the “Subscription Receipts”), debt securities (the “Debt Securities”), or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Aurora Cannabis Inc. (the “Company” or “Aurora”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to US$750,000,000. The Securities may be offered in amounts and at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Our financial statements are audited in accordance with Canadian generally accepted auditing standards.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SEC PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Investing in Securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus (together with any Prospectus Supplement) and in the documents incorporated by reference in this Prospectus and any Prospectus Supplement and consider such risks in connection with an investment in such Securities. See “Risk Factors”.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The specific terms of the Securities with respect to a particular offering will be set out in one or more Prospectus Supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants or Options, the number of Warrants or Options offered, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants or Options, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants or Options are issued and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the offering price, the procedures for the exchange of the Subscription Receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption, any exchange or conversion terms, whether the debt is senior, senior subordinated or subordinated, whether the debt is secured or unsecured and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, Subscription Receipts or Debt Securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

In addition, the Debt Securities that may be offered may be guaranteed by certain direct and indirect subsidiaries of Aurora with respect to the payment of the principal, premium, if any, and interest on the Debt Securities. The Company expects that any guarantee provided in respect of senior Debt Securities would constitute a senior and unsecured obligation of the applicable guarantor. For a more detailed description of the Debt Securities that may be offered, see “Description of Securities – Debt Securities - Guarantees”, below.

All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each Prospectus Supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Investors should read the Prospectus and any applicable Prospectus Supplement carefully before investing in the Securities.

This Prospectus constitutes a public offering of the Securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the Securities in such jurisdictions. We may offer and sell Securities to, or through, underwriters, dealers or selling securityholders, directly to one or more other purchasers, or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities will set forth the names of any underwriters, dealers, agents or selling securityholders involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities, including, to the extent applicable, the proceeds to us and any fees, discounts, concessions or other compensation payable to the underwriters, dealers or agents, and any other material terms of the plan of distribution. In connection with any offering of the Securities, other than an “at-the-market distribution” (as defined under applicable Canadian securities legislation) unless otherwise specified in a Prospectus Supplement, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transaction, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer will over-allot securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (“NYSE”) under the trading symbol “ACB”. The closing price of the Company’s Common Shares on the TSX and NYSE on May 9, 2019 was $11.25 per Common Share and US$8.35 per Common Share, respectively. Unless otherwise disclosed in any applicable Prospectus Supplement, the Debt Securities, the Warrants, the Subscription Receipts and the Units will not be listed on any securities exchange. Unless the Securities are disclosed to be listed, there will be no market through which these Securities may be sold and purchasers may not be able to resell these Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation.

The corporate head office of the Company is located at 500 – 10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6. The registered office of the Company is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

GENERAL MATTERS

In this Prospectus, “Aurora”, “we”, “us” and “our” refers, collectively, to Aurora Cannabis Inc. and our wholly owned subsidiaries.

ABOUT THIS PROSPECTUS

We are a British Columbia company that is a “reporting issuer” under Canadian securities laws in each of the provinces of Canada. In addition, our common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our common shares are traded in Canada on the TSX and in the United States on the NYSE under the symbol “ACB”.

This Prospectus is a base shelf prospectus that:

•

we have filed with the securities commissions in each of the provinces of Canada, except Quebec (the “Canadian Qualifying Jurisdictions”) in order to qualify the offering of the Securities described in this Prospectus in accordance with Canadian National Instrument 44-102—Shelf Distributions (“NI 44-102”); and

•

forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended (the “U.S. Securities Act”) under the multijurisdictional disclosure system adopted by Canada and the United States (the “MJDS”).

Under this Prospectus, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$750,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference into this Prospectus and in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making any offer of these Securities in any jurisdiction where the offer is not permitted.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this Prospectus documents that we have filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. You may obtain copies of the documents incorporated herein by reference without charge from Aurora Cannabis Inc., 500 – 10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6 (Telephone: 604-362-5207) Attn: Corporate Secretary. These documents are also available electronically from the website of Canadian Securities Administrators at www.sedar.com (“SEDAR”) and from the EDGAR filing website of the United States Securities Exchange Commission at www.sec.gov (“EDGAR”). The Company’s filings through SEDAR and EDGAR are not incorporated by reference in the Prospectus except as specifically set out herein.

The following documents (“documents incorporated by reference” or “documents incorporated herein by reference”) have been filed by us with various securities commissions or similar authorities in the provinces of Canada in which we are a reporting issuer, are specifically incorporated herein by reference and form an integral part of this Prospectus:

•	the annual information form of the Company for the year ended June 30, 2018, dated September 24, 2018, filed September 25, 2018 (our “2018 AIF”);

•

the audited consolidated financial statements of the Company, and the notes thereto for the years ended June 30, 2018 and 2017, together with the independent auditors’ report thereon, filed September 25, 2018;

•	the management’s discussion and analysis of financial condition and results of operations for the year ended June 30, 2018, filed September 25, 2018 (our “2018 Annual MD&A”);

•	unaudited condensed interim consolidated financial statements of the Company and the notes thereto for the three and six months ended December 31, 2018 and 2017, filed February 11, 2019;

•	the management’s discussion and analysis of financial condition and results of operations for the three and six months ended December 31, 2018, filed February 11, 2019;

•	the material change report dated August 3, 2018 regarding the completion of the acquisition of MedReleaf Corp., filed August 3, 2018;

•	the material change report dated August 16, 2018 regarding the completion of the acquisition of Anandia Laboratories Inc., filed August 16, 2018;

•	the material change report dated September 10, 2018 regarding the entering into of a $200 million credit facility with Bank of Montreal, filed September 10, 2018;

•	the material change report dated September 18, 2018 regarding the entering into of an arrangement agreement for the acquisition of ICC, filed September 18, 2018;

•	the material change report dated November 28, 2018 regarding the completion of the acquisition of ICC, filed November 28, 2018;

•	the material change report dated December 7, 2018 regarding the appointment of a Chief Science Officer, filed December 7, 2018;

•	the material change report dated January 25, 2019 regarding the completion of our US$345 million offering of 5.5% Convertible Notes, filed January 25, 2019;

•	the business acquisition report dated April 30, 2018 relating to the acquisition of CanniMed, filed May 2, 2018;

•

the business acquisition report dated September  5, 2018 relating to the acquisition of MedReleaf, filed September 17, 2018, excluding the following documents incorporated in the business acquisition report by reference:

(a)	the material change report of MedReleaf dated May 24, 2018, and

(b)	the management information circular of MedReleaf dated August 21, 2017;

•

the management information circular of the Company dated October 2, 2017, distributed in connection with the Company’s annual and special meeting of shareholders held on November 13, 2017, filed October 6, 2017;

•

the management information circular of the Company dated October 16, 2018, distributed in connection with the Company’s annual and special meeting of shareholders held on November 30, 2018, filed October 24, 2018;

•

the management information circular dated December 8, 2017, in respect of shareholder approval for the common shares issued by the Company pursuant to the take-over bid for CanniMed, filed December 12, 2017, excluding the following documents that are incorporated therein by reference:

(a)

CanniMed’s interim condensed consolidated financial statements and related management discussion and analysis as at (Q1) January 31, 2017, (Q2) April 30, 2017 and (Q3) July 31, 2017 filed on SEDAR on March 16, 2017, June 12, 2017 and September 11, 2017, respectively;

(b)

CanniMed’s audited consolidated financial statements for the year ended October 31, 2016, together with the notes thereto and the independent auditor’s report thereon, and related management discussion and analysis, as SEDAR filed on February 24, 2017, and

(c)	the unaudited pro forma consolidated financial statements attached as Appendix “C”;

•

the management information circular dated June 18, 2018, in respect of shareholder approval for the common shares issued by the Company pursuant to the acquisition of MedReleaf, filed June 20, 2018, excluding the fairness opinion of BMO Capital Markets dated May 13, 2018 and the following documents incorporated in the management information circular by reference:

(a)	the material change report of MedReleaf dated May 24, 2018, and

(b)	the management information circular of MedReleaf dated August 21, 2017;

•	the annual information form of MedReleaf dated June 18, 2018, for the year ended March 31, 2018, filed June 19, 2018 under MedReleaf’s SEDAR Profile;

•

the audited consolidated financial statements of MedReleaf for the year ended March 31, 2018, together with the notes thereto and the independent auditor’s report thereon, filed on June 19, 2018 under MedReleaf’s SEDAR Profile; and

•	the management’s discussion and analysis of financial condition and results of operations of MedReleaf for the year ended March 31, 2018, filed on June 19, 2018 under MedReleaf’s SEDAR Profile.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 – Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus and all Prospectus Supplements disclosing additional or updated information filed pursuant to the requirements of applicable securities legislation in Canada and during the period that this Prospectus is effective shall be deemed to be incorporated by reference in this Prospectus.

To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which the Prospectus forms a part. In addition, we may incorporate by reference into the Prospectus, or the Registration Statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act, if and to the extent expressly provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein, in any Prospectus Supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of our financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all condensed consolidated interim financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new condensed consolidated interim financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by us with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any template version of any “marketing materials” (as such term is defined in NI 44-101) filed after the date of a Prospectus Supplement and before the termination of the distribution of the Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) is deemed to be incorporated by reference in such Prospectus Supplement.

FORWARD LOOKING STATEMENTS

The Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, expansion strategy and other activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

Such statements reflect our management’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and known or unknown risks and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	the good standing of our licenses;

•	changes in the laws, regulations and guidelines and related regulatory approvals in the jurisdictions in which we operate or propose to operate;

•	the completion of construction of production facilities, associated costs, and receipt of licenses from Health Canada to produce and sell cannabis and cannabis-related products from these facilities;

•	potential acquisitions, including the potential acquisition of Farmacias;

•	the successful integration of CanniMed, MedReleaf and our other acquisitions into our operations;

•	strategic investments and capital expenditures, and related benefits;

•	future growth, expansion plans and the availability of additional financing on favorable terms;

•	expectations regarding production capacity, costs and yields, including statements regarding increasing our production capacity and production;

•	the expansion of the market for cannabis products, in Canada and internationally and related competition for market share;

•	product sales expectations and corresponding forecasted increase in revenue; and

•

other risks detailed from time-to-time in our annual information forms, annual financial statements, MD&A, interim financial statements and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

Such information is included, among other places, in this Prospectus under the headings “The Company”, “Use of Proceeds”, “Risk Factors”, in our 2018 AIF under the headings “Description of the Business” and “Risk Factors” and in our 2018 Annual MD&A, each of which documents are incorporated by reference into this Prospectus.

These factors should be considered carefully, and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive, and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Prospectus. See “Risk Factors” for a more detailed discussion of these risks.

Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on the information available to us on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in the Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. We disclaim any duty to update any of the forward-looking statements after the date of the Prospectus to conform such statements to actual results or to changes in our expectations except as otherwise required by applicable law.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Prospectus:

ABCA	the Alberta Business Corporations Act;

ACMPR	Access to Cannabis for Medical Purposes Regulations;

Anandia	Anandia Laboratories Inc.;

Aurora or the Company	Aurora Cannabis Inc., the parent company and its subsidiaries;

Aurora Deutschland	Aurora Deutschland GmbH, formerly known as Pedanios GmbH, a wholly owned subsidiary of the Company;

Aurora Eau	the Company’s 48,000 square foot production facility located in Lachute, Quebec;

Aurora Mountain	the Company’s 55,200 square foot production facility in Mountain View County near Cremona, Alberta;

Aurora Nordic	Aurora Nordic Cannabis A/S, a company incorporated under the laws of Denmark in which we own a 51% interest, and which in turn owns Aurora Nordic 1 and Aurora Nordic 2;

Aurora Nordic 1	Aurora Nordic’s 100,000 square foot production facility;

Aurora Nordic 2	Aurora Nordic’s 1,000,000 square foot production facility currently under construction;

Aurora Sky	the Company’s 800,000 square foot production facility located at Edmonton International Airport;

Aurora Sun	the Company’s 1,620,000 square foot production facility located in Medicine Hat, Alberta that is currently under construction;

Aurora Vie	the 40,000 square feet cannabis production facility in Pointe-Claire, Quebec;

BCBCA	the British Columbia Business Corporations Act;

Cannabis Act	An Act respecting cannabis and to amend the Controlled Drugs and Substances Act, the Criminal Code and other Acts, S.C. 2018 c. 16, which came into effect on October 17, 2018 legalizing the recreational use of cannabis nationwide in Canada;

CanniMed	CanniMed Therapeutics Inc., a wholly-owned subsidiary of the Company;

Farmacias	Farmacias Magistrales SA

Health Canada	the Canadian federal department responsible for health;

IHR	Industrial Hemp Regulations;

ICC	ICC Labs Inc.;

MedReleaf	MedReleaf Corp., a wholly-owned subsidiary of the Company;

MedReleaf Bradford	the Company’s 210,000 square foot production facility located in Bradford, Ontario;

MedReleaf Exeter	the Company’s 1,000,000 square foot facility located in Exeter, Ontario;

MedReleaf Markham	the Company’s 55,000 square foot production facility in Markham, Ontario;

Pemberton Facility	the Company’s 147,000 square foot production facility currently under construction, located in Pemberton, British Columbia;

PIPEDA	the Personal Information Protection and Electronics Documents Act (Canada); and

Whistler Facility	the Company’s 12,500 square foot production facility located in Whistler, British Columbia.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

We prepare our financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), which differs from U.S. generally accepted accounting principles (“U.S. GAAP”). Accordingly, our financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “U.S. dollars” or “US$” are to United States dollars.

Except as otherwise noted in our 2018 AIF and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus, the financial information contained in such documents is expressed in Canadian dollars.

The high, low, average and closing noon rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2018, June 30, 2018 and June 30, 2017, as quoted by the Bank of Canada, were as follows:

	Six months ended December 31, 2018	Year ended June 30, 2018	Year ended June 30, 2017
	(expressed in Canadian dollars)
High	1.36	1.33	1.37
Low	1.28	1.21	1.22
Average	1.31	1.27	1.33
Closing	1.36	1.32	1.32

On May 9, 2019, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3483.

THE COMPANY

Aurora Cannabis Inc. was incorporated under the BCBCA on December 21, 2006.

Our corporate head office is located at 500 – 10355 Jasper Avenue, Edmonton, Alberta, T5J 1Y6. Our registered office is located at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, V6E 4N7.

We currently operate our business through our 57 wholly-owned subsidiaries. Our material subsidiaries include:

•	Aurora Marijuana Inc., a holding company, which was incorporated under ABCA on September 5, 2013.

•	Aurora Cannabis Enterprises Inc., a holder of license(s) under the Cannabis Act, which was incorporated under the ABCA on June 17, 2013.

•	1769474 Alberta Ltd., a holding company and the entity that leases the lands for some of our production facilities, which was incorporated under the ABCA on August 20, 2013.

•	2105657 Alberta Inc., a holding company and the entity that is holding land for the construction for the Aurora Sun production facility, which was incorporated under the ABCA on March 15, 2018.

•	Agropro UAB, a company incorporated under the laws of Lithuania and a producer, processor and supplier of certified organic hemp and hemp products, which we acquired on September 10, 2018.

•

Borela UAB, a company incorporated under the laws of Lithuania and a producer, processor and supplier of organic hulled hemp seeds, hemp seed protein, hemp flour and hemp seed oil, which we acquired on September 10, 2018.

•

Aurora Deutschland, a limited liability company under German law, which is a registered wholesale importer, exporter and distributor of medical cannabis in Germany and which we acquired on May 30, 2017.

•	Aurora Larssen Projects Inc., which was incorporated on December 4, 2017 under the ABCA and which acquired Larssen Ltd., a consulting company for advanced greenhouse cultivation facilities.

•	CanniMed a producer of various cannabis products, which was incorporated under the Canada Business Corporations Act on October 31, 2016 and which we acquired on May 1, 2018.

•	MedReleaf, a producer of various cannabis products, which was incorporated under the Business Corporations Act (Ontario) (the “OBCA”) on February 28, 2013 and which we acquired on July 25, 2018.

•

Anandia, a cannabis-focused science company, specializing in genomics, metabolite profiling, plant breeding, disease characterization and cultivar certification, as well as providing testing services to patients and patient cultivars, which was incorporated under the BCBCA and which we acquired on August 8, 2018.

•	ICC, a company incorporated under the BCBCA which we acquired on November 22, 2018, and which, through its subsidiaries, is a producer of cannabis in Uruguay.

•	Whistler Medical Marijuana Corp. (“Whistler”), a company incorporated under the BCBCA which holds the Whistler Facility and the Pemberton Facility, and which we acquired on March 1, 2019.

The following chart sets out the material intercorporate relationships of Aurora:

Note: This chart details the inter-corporate relationships with our material subsidiaries and is not a complete chart. In addition, certain subsidiaries have additional subsidiaries which are not material and are not reflected above.

OUR BUSINESS

Overview

Our principal business is the production, distribution and sale of cannabis products in Canada and internationally. Aurora currently conducts the following key business activities in the countries listed below:

•	Production, distribution and sale of medical and consumer market cannabis products in Canada pursuant to the Cannabis Act;

•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act;

•	Production of medical cannabis in Denmark pursuant to the Danish Medicines Act; and

•

Production and distribution of cannabis in Uruguay pursuant to Law N° 19,172 Cannabis and its derivatives: state control and regulation of the importation, production, acquisition, storage, marketing and distribution.

Through our recent acquisitions, we have expanded our business to include research and development, the production and sale of indoor cultivation systems, and the production and sale of hemp related products. In addition, with a growing number of countries beginning to adopt and develop medical cannabis legislation, we have embarked on an international expansion strategy, which includes business prospects and investments in Germany, Denmark, Italy, Poland, Australia, Cayman Islands, Malta, Lithuania, and South America.

We believe the global cannabis market is a rapidly developing business opportunity that comes along only once in a generation. We intend to be a leader in the Canadian domestic and international consumer cannabis market as well as the domestic and international medical cannabis space, both in terms of scale and profitability. We are active in five continents and 24 countries with a leading market share in the Canadian, European, Australian and Latin American markets. We have been executing on an aggressive growth strategy that is focused on developing a vertically integrated and horizontally diversified company with a diversified portfolio offering. We are well-positioned for an evolving market, including, based on the Cannabis Industry report dated October 31, 2018 prepared by BMO Capital Markets Corp. and the Recreational Marijuana report from 2016 prepared by Deloitte LLP, an estimated current $3 billion annual medical and $9 billion annual adult-use market in Canada and, if cannabis products continue to become accepted and legalized in many countries, estimated future global market, assuming legalization, of over $70 billion annual medical and $115 billion annual adult-use consumption. Our strategy includes controlling and driving down the operating costs across the entire value chain; producing high-quality cannabis at a world-leading scale; a keen commitment to science and technology; a pledge to place Canadian and global medical patients as our first priority; a prudent but aggressive deployment of capital and talent to identify, develop and win new markets; and finally, being the employer and partner of choice in the global cannabis industry. Our strategy is described in greater detail in our management discussion and analysis for the three and six months ended December 31, 2018 and 2017.

Production Facilities and Licenses

Our cannabis products are cultivated and manufactured in our nine licensed production facilities, with an additional seven facilities under construction, described in the following table.

	LOCATION	SIZE	CAPACITY	STATUS	LICENSE
					Cultivation	Sale
Aurora Mountain	Mountain View, Alberta, Canada	55,200 ft2	4,800 kg/year	Operating since 2015	●	●
Aurora Vie	Pointe Claire, Quebec, Canada	40,000 ft2	4,000 kg/year	Operating since June 2018	●	●
Aurora Eau	Lachute, Quebec, Canada	48,000 ft2	4,500 kg/year	Facility in full operation	●
Aurora Sky	Edmonton, Alberta, Canada	800,000 ft2	>100,000 kg/year	Facility in full operation	●	●
Aurora Sun	Medicine Hat, Alberta, Canada	1,620,000 ft2	>150,000 kg/year	Initial production beginning late calendar 2019 and full construction complete by mid calendar 2020
Aurora Nordic 1	Odense, Denmark	100,000 ft2	>8,000 kg/year	Facility construction complete	●
Aurora Nordic 2	Odense, Denmark	1,000,000 ft2	>120,000 kg/year	Full construction to be complete by mid calendar 2020
CanniMed	Saskatoon, Saskatchewan, Canada	97,000 ft2	19,000 kg/year	Operating since 2004. Facility upgrades underway	●	●
MedReleaf Markham	Markham, Ontario, Canada	55,000 ft2	7,000 kg/year	Operating since 2014	●	●
MedReleaf Bradford	Bradford, Ontario, Canada	210,000 ft2	28,000 kg/year	Facility in full operation	●	●
MedReleaf Exeter	Exeter, Ontario, Canada	1,000,000 ft2	105,000 kg/year	Land and building purchased
Whistler Facility	Alpha Lake, British Columbia	12,500 ft2	500 kg/year	Operating since 2014	●	●
Pemberton Facility	Pemberton, British Columbia	147,000 ft2	12,000 kg/year	Phase 1 in operation and Phase 2 expected to be completed in September 2019	●
ICC Labs	Canelones, Uruguay	21,000 ft2	>2,000 kg/year	Facility in full production	●	●

Estimated annual production capacity is based on the Company’s experience in growing cannabis and data available concerning the wide variety strains under growing conditions maintained at its facilities. The material assumptions on which the actual or expected annual kilograms harvested is determined include, but are not limited to:

•	the number of cultivation rooms in the facility;

•	the planned (or actual) number of plants each room is built to contain;

•	the average per gram yield per plant based on Aurora’s historical averages for the strain and growing conditions; and

•	the number of harvests (turns) planned (or realized) per year.

Distribution Methods

In addition to distributing to our registered patients and internationally, as described in the 2018 AIF, since the adoption of the Cannabis Act, we distribute non-medical cannabis products in accordance with the various regulatory frameworks in the respective provinces and territories governing adult use in Canada. We also distribute medical cannabis products internationally in accordance with applicable international laws and regulations. We have robust distribution networks spanning 98% of the Canadian population and other locations worldwide.

International Opportunities

In addition to Canadian domestic operations, we continue to pursue international opportunities, including (subject to applicable laws and regulations): (a) opportunities to export our medical cannabis products to other countries; and (b) opportunities to create international alliances with local partners to apply for cultivation licenses in other countries. We are currently pursuing these opportunities in several countries.

We will only pursue international opportunities in accordance and compliance with all applicable laws. We are currently pursuing international opportunities in several countries where a legal framework for the medical and/or non-medical use of cannabis exists or is expected to be implemented. The timing of our activities in any international market is dependent on the pace of regulatory developments and, as such, it is not feasible for us to provide a timeline with respect to those activities.

Canadian Cannabis Regulatory Overview

On October 17, 2018, the Cannabis Act came into force as law with the effect of legalizing the non-medical use of cannabis by adults across Canada. The Cannabis Act, among other things, replaced the ACMPR and the IHR, both of which came into force under the CDSA, which previously permitted access to cannabis for medical purposes for only those Canadians who had been authorized to use cannabis by their health care practitioner. The ACMPR replaced the Marihuana for Medical Purposes Regulations (the “MMPR”), which was enacted in June 2013. The MMPR replaced the Marihuana Medical Access Regulations (the “MMAR”), which was enacted in 2001. The MMPR and MMAR were initial steps in the Government of Canada’s legislative path towards the eventual legalization and regulating non-medical and medical cannabis.

The Cannabis Act permits the non-medical use of cannabis by adults and regulates, among other things, the production, distribution and sale of cannabis and related oil extracts in Canada, for both non-medical and medical purposes. Under the Cannabis Act, Canadians who are authorized by their health care practitioner to use medical cannabis have the option of purchasing cannabis from one of the producers licensed by Health Canada, registering with Health Canada to produce a limited amount of cannabis for their own medical purposes or designating an individual who is registered with Health Canada to produce cannabis on their behalf for personal medical purposes.

Pursuant to the Cannabis Act, subject to provincial and territorial regulations and medical allowances, individuals over the age of 18 are able to purchase fresh cannabis, dried cannabis, cannabis oil, and cannabis plants or seeds and are able to legally possess up to 30 grams of dried cannabis (or the prescribed equivalent amount) in public. The Cannabis Act also permits households to grow a maximum of four cannabis plants, which has been restricted by certain provinces. This limit applies regardless of the number of adults that reside in the household. In addition, the Cannabis Act provides provincial and territorial governments the authority to prescribe regulations regarding retail sales and distribution, as well as the ability to regulate certain matters, such as increasing the minimum age for purchase and consumption. All of the provinces and territories other than Alberta and Quebec have set the age of consumption at 19.

Provincial and territorial governments in Canada have varied regulatory regimes for the distribution and sale of non-medical cannabis. For example, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Yukon and the Northwest Territories have chosen the government-regulated model for distribution and sale, whereas Saskatchewan has opted for a private sector approach. Alberta, Ontario, Manitoba, Nunavut, British Columbia and Newfoundland & Labrador have announced plans to pursue a hybrid approach of public and private sale and/or distribution.

In connection with the new framework for regulating cannabis in Canada, the Federal Government of Canada has introduced new penalties under the Criminal Code (Canada), including penalties for the illegal sale of cannabis, possession of cannabis over the prescribed limit, production of cannabis beyond personal cultivation limits, taking cannabis across the Canadian border, giving or selling cannabis to a youth and involving a youth to commit a cannabis-related offence.

In addition to the Cannabis Act, the Federal Government of Canada published regulations, including the Cannabis Regulations (the “Cannabis Regulations”) and the new IHR (together with the Cannabis Regulations, collectively, the “Regulations”), along with amendments to the Narcotic Control Regulations and certain regulations under the Food and Drugs Act (Canada). The Regulations, among other things, outline additional rules for the cultivation, processing, research, analytical testing, distribution, sale, importation and exportation of cannabis and hemp in Canada, including the various classes of licenses that can be granted. The Regulations set standards for these cannabis and hemp products and include strict specifications for the plain packaging and labelling and analytical testing of all cannabis products as well as stringent physical and personnel security requirements for federally licensed sites. The Regulations also maintain a distinct system for access to cannabis.

On December 20, 2018, the Federal Government of Canada also released its proposed amendments to the Cannabis Regulations that contemplate the production of cannabis edibles, extracts and topicals, among a variety of other changes in 2019. There was a 60-day public consultation on the draft regulations. Final regulations have not yet been published.

Recent Developments

Legalization of Non-Medical Adult Cannabis Use in Canada

On October 17, 2018, the Cannabis Act came into force and replaced the ACMPR and IHR, effectively legalizing the use of non-medical cannabis by adults across Canada. Because we were licensed pursuant to the ACMPR, our licenses were deemed to be issued under the Cannabis Act and we continue to cultivate, process, and sell medical cannabis as well as cultivate, process and sell cannabis for non-medical purposes in Canada.

Changes to Board of Directors

On February 20, 2019, the Company appointed Michael Singer, previously Chairman of the Company, as Executive Chairman of the board of directors. The Company also named independent director Ronald Funk as lead independent director and appointed Shan Atkins as a new independent director and chair of the Audit Committee. Diane Jang voluntarily resigned as a director of the Company.

Changes to Executive Officers

On December 7, 2018, we appointed of Dr. Jonathan Page, Phd. as the Company’s Chief Science Officer. Dr. Page was the founder of Anandia. On February 21, we promoted Darren Karasiuk, our former Executive Vice President Adult Usage, Global, to Chief Commercial Officer, and promoted Jill Swainson, previously Senior Vice-President and General Counsel, to Chief Legal Counsel and Corporate Secretary. On April 4, 2019, we appointed Carey Squires as Executive Vice President of Corporate Development and Strategy. Mr. Squires was formerly the Managing Director and Co-Head of Equity-Linked Capital Markets for BMO Capital Markets.

Acquisition of Whistler Medical Marijuana Corp.

On March 1, 2019, we completed the acquisition of all of the issued and outstanding shares of Whistler Medical Marijuana Corp. in consideration of the issuance of 13,667,933 common shares with a deemed issuance price of $9.77. The transaction was completed by way of a three-cornered amalgamation among the Company, Whistler and a wholly-owned subsidiary of the Company. We are also obligated to make milestone payments to the former Whistler shareholders in the amounts of $10,000,000 (the “First Milestone Payment”) and $30,000,000 (the “Second Milestone Payment”) in Common Shares at the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately prior to the date of issuance. The First Milestone Payment will be issued on the earlier of March 1, 2020 and the date on which Whistler achieves full production. The Second Milestone Payment will be issuable upon satisfactory licensing of Whistler’s Pemberton facility.

Senior Advisory Services Agreement

On March 12, 2019 we entered into a senior advisory services agreement (the “Services Agreement”) with 280 Park ACI Holdings, LLC, of New York, New York (“ACI Holdings”), of which Mr. Nelson Peltz is the principal, and appointed Mr. Nelson Peltz as a strategic advisor to the Company. Pursuant to the Services Agreement, Mr. Peltz, acting through ACI Holdings and its partners, members, officers and employees, provides direct guidance and advice on business strategy, marketing, operations and business development to our executive management, board of directors and financial advisors. The services include direct responsibility for formulating strategic advice regarding potential US corporate initiatives and periodic reporting to our Board and executive management. As consideration for the services, we granted to Mr. Peltz options to purchase 19,961,754 Common Shares exercisable at a price of $10.34 per Common Share for a period of seven years. The options vest rateably on a quarterly basis over a four-year period. The vesting criteria includes acceleration of vesting of the options upon the occurrence of certain specified events, which include the consummation of certain defined transactions, the closing price of Common Shares being at least $31.02 for a specified period, and the closing price of Common Shares being at least $41.36 for a specified period. We have entered into a Registration Rights agreement with ACI Holdings to register these options as well as the Common Shares underlying such options so that they may be freely transferred.

Acquisition of Chemi Pharmaceutical Inc.

On April 24, 2019, we completed the acquisition of Chemi Pharmaceutical Inc. (“Chemi”) a privately-held, Ontario-based laboratory specialized in providing analytic services to pharmaceutical and cannabis industries. We acquired all of the issued and outstanding shares of Chemi in exchange for 83,299 Common Shares issued at closing and 41,649 Common Shares payable upon achievement of certain milestones.

Chemi has a Health Canada Drug Establishment Licence enabling it to perform certified GMP compliant quality control analytical testing. In addition, Chemi has received US FDA accreditation for its facility. Acquiring Chemi with its Drug Establishment Licence satisfies a prerequisite for applying for a Cannabis Drug Licence, which is required for the development of cannabis therapeutics within the global medical cannabis market.

Investment in EnWave Corporation

On April 26, 2019, we completed a $10 million equity investment in EnWave Corporation (“EnWave”), a publicly-traded, Vancouver-based technology company. Pursuant to the terms of a share purchase agreement dated April 25, 2019, we purchased 5,302,227 common shares in the capital of EnWave (the “EnWave Shares”) at a deemed price of $1.886 per share, based on the volume weighted average trading price (“VWAP”) for EnWave’s Shares on the TSX Venture Exchange (the “TSXV”) for the five consecutive trading days up to and including April 22, 2019. As consideration for the EnWave Shares, we issued to EnWave 840,576 Common Shares at a deemed price of $11.8966 per share. The EnWave Shares represent approximately 4.91% of the issued and outstanding common shares of EnWave on a non-diluted basis.

Letter Agreement with Hempco Food and Fiber Inc.

On April 16, 2019, we entered into a binding letter agreement (the “Letter Agreement”) setting out the principal terms and conditions upon which we will acquire all of the issued and outstanding common shares of Hempco Food and Fiber Inc. (“Hempco”) not already owned by Aurora for $1.04 per Hempco share, payable in Common Shares at a deemed price of $12.01 per Common Share, reflecting a valuation of approximately C$63.4 million on a fully diluted basis. We currently own approximately 52% of the outstanding Hempco shares.

Assuming completion of the acquisition, Hempco will become a wholly owned subsidiary of Aurora. Hempco’s shares will be de-listed from the TSX Venture Exchange and it is expected that Aurora will apply to cause Hempco to cease being a reporting issuer under applicable Canadian securities laws. The acquisition is subject to the execution of a definitive agreement, the receipt of an independent valuation of Hempco, receipt of all regulatory, court, and shareholder approvals, and other customary closing conditions.

In anticipation of the acquisition, on January 15, 2019, we invested $5.0 million in a secured convertible debenture in Hempco. The debenture bears interest at 8% per annum and is convertible at $1.18 per Hempco share at Aurora’s election until January 15, 2021.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of our securityholders. The Prospectus Supplement that we will file in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number, or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

USE OF PROCEEDS

Information regarding the use of the net proceeds from each offering of the Securities will be set forth in the Prospectus Supplement relating to the offering of the Securities. This information will include the net proceeds to the Company from the sale of the Securities, the use of those proceeds and the specific business objectives that the Company expects to accomplish with such proceeds.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of our general funds, unless otherwise stated in the applicable Prospectus Supplement.

EARNINGS COVERAGE RATIO

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement(s) with respect to the issuance of Debt Securities pursuant to this Prospectus.

CONSOLIDATED CAPITALIZATION

Except as described below, there have been no material changes in our share and debt capital, on a consolidated basis, since December 31, 2018, being the date of the Company’s most recently filed unaudited interim condensed consolidated financial statements incorporated by reference in this Prospectus, other than the issuance of:

•	US$345.0 million in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”);

•	3,088,967 common shares on the exercise of 3,088,967 stock options for gross proceeds of $13.3 million;

•	942,029 common shares on the exercise of 942,029 warrants for gross proceeds of $4.8 million;

•	75,525 common shares on vesting and exercise of 75,525 RSUs;

•	2,833 common shares on the exercise of 2,833 compensation options;

•	25,809 common shares issued at a deemed price of $9.69 in connection with earn out payments for a previous acquisition;

•	13,667,933 common shares issued at a deemed price of $9.77 in connection with the acquisition of Whistler;

•	124,948 common shares issued at a deemed price of $12.00 in connection with the acquisition of Chemi;

•	840,576 common shares issued at a deemed price of $11.90 in connection with an investment in EnWave; and

•	the grants of stock options and issuance of share purchase warrants.

TRADING PRICE AND VOLUME

Our common shares are listed on the TSX and NYSE under the trading symbol “ACB”. The following tables set forth information relating to the trading of the common shares on the TSX and NYSE for the months indicated.

Month	TSX Price Range		Total Volume
	High	Low
January 2018	15.20	8.90	604,723,498
February 2018	12.55	7.11	365,286,690
March 2018	11.98	8.81	217,623,205
April 2018	9.34	6.75	226,335,287
May 2018	8.77	7.17	149,828,955
June 2018	10.72	8.02	243,443,443
July 2018	9.52	6.53	189,587,987
August 2018	9.38	5.29	428,603,704
September 2018	13.48	7.65	740,328,157
October 2018	16.24	7.25	872,736,309
November 2018	10.65	7.07	372,391,491
December 2018	8.31	6.21	253,376,955
January 2019	9.97	6.59	406,049,392
February 2019	10.94	8.83	325,088,920
March 2019	13.67	9.35	441,776,351
April 2019	12.62	11.30	155,536,967
May 1 – 9, 2019	12.24	11.00	37,460,472

Month	NYSE Price Range (in US$)		Total Volume
	High	Low
October 23 – October 31, 2018	8.63	5.39	170,861,074
November 2018	8.12	5.31	306,636,109
December 2018	6.23	4.58	263,352,848
January 2019	7.52	4.83	505,506,097
February 2019	8.34	6.66	522,841,015
March 2019	10.32	7.01	973,988,613
April 2019	9.37	8.45	392,856,411
May 1 – 9, 2019	9.14	8.15	104,608,973

PLAN OF DISTRIBUTION

We may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by us from time to time. We may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. We may offer different classes of Securities in the same offering, or we may offer different classes of Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of our Securities by certain selling securityholders. The selling securityholders may sell all or a portion of our Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Our Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If Securities sold pursuant to a Prospectus Supplement are acquired by underwriters for their own account, they may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

We and/or the selling securityholders may agree to pay the underwriters or agents a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. In addition, underwriters or agents may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or agents and/or commissions from the purchasers for which they may act as agent. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Warrants, Options, Subscription Receipts, Debt Securities and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, Warrants, Options, Subscription Receipts, Debt Securities or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Warrants, Options, Subscription Receipts, Debt Securities or Units may be sold and purchasers may not be able to resell Warrants, Options, Subscription Receipts, Debt Securities or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Warrants, Options, Subscription Receipts, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Warrants, Options, Subscription Receipts, Debt Securities or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Warrants, Options, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Warrants, Options, Subscription Receipts, Debt Securities or Units.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

DESCRIPTION OF SECURITIES

The Securities may be offered under this Prospectus in amounts and at prices to be determined based on market conditions at the time of the sale and such amounts and prices will be set forth in the accompanying Prospectus Supplement. The Securities may be issued alone or in combination and for such consideration determined by our board of directors.

Common Shares

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities. The Common Shares carry no pre-emptive or conversion rights.

Warrants

This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. To the extent required under applicable law, we will not offer Warrants for sale separately to any member of the public in Canada unless the offering of such Warrants is in connection with and forms a part of the consideration for an acquisition or merger transaction, or unless the applicable Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for sale.

Subject to the foregoing, we may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Warrants, like other Securities that may be sold, may be listed on a securities exchange subject to exchange listing requirements and applicable legal requirements.

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under the Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. While the terms summarized below will apply generally to any Warrants that the Company may offer under the Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below. A copy of any warrant indenture governing the terms of Warrants will be filed on SEDAR in connection with any offering of Warrants under this Prospectus.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	any minimum or maximum subscription amount;

•

the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•	the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

•	the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Common Shares to be issued upon exercise of the Warrants;

•	material Canadian and United States federal income tax consequences of owning and exercising the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares purchasable upon such exercise or the right to vote such underlying securities.

Options

We may issue or grant Options in connection with acquisitions, merger transactions, or to directors, officers, employees or consultants, as applicable.

The particular terms and conditions applicable to each Option issue will be comprehensively described in the applicable Option Agreement and related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Options;

•	the price at which the Options will be offered;

•	the currency or currencies in which the Options will be offered;

•	the date on which the right to exercise the Options will commence and the date on which the right will expire;

•	the number of Common Shares that may be issued upon exercise of each Option and the price and currency or currencies in which the Common Shares may be purchased upon exercise of each Option;

•	the date or dates, if any, on or after which the Options and the related securities will be transferable separately;

•	any resale restrictions and vesting criteria related to the Options;

•	any applicable accelerated vesting provisions applicable to the Options;

•	any early termination provisions relating to the Options;

•	any material risk factors relating to such Options and the Common Shares to be issued upon exercise of the Options;

•	any other rights, privileges, restrictions and conditions attaching to the Options and the Common Shares to be issued upon exercise of the Options;

•	material Canadian and United States federal income tax consequences of owning and exercising the Options; and

•	any other material terms and conditions of the Options and the Securities to be issued upon exercise of the Options.

Prior to the exercise of any Options, holders of Options will not have any of the voting or other rights applicable to holders of Common Shares.

Subscription Receipts

This section describes the general terms that will apply to any Subscription Receipts that may be offered by us pursuant to the Prospectus. Subscription Receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The Subscription Receipts will be issued under a Subscription Receipt agreement.

In the event we issue Subscription Receipts, we will provide the original purchasers of Subscription Receipts a contractual right of rescission exercisable following the issuance of common shares to such purchasers.

The applicable Prospectus Supplement will include details of the Subscription Receipt agreement covering the Subscription Receipts being offered. A copy of the Subscription Receipt agreement relating to an offering of Subscription Receipts will be filed by us with the applicable securities regulatory authorities after it has been entered into by us. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts;

•	the price at which the Subscription Receipts will be offered;

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the procedures for the exchange of the Subscription Receipts into Common Shares, Warrants or Units;

•	the number of Common Shares, Warrants or Units that may be issued upon exercise or deemed conversion of each Subscription Receipt;

•	the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

•	conditions to the conversion or exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•	terms applicable to the gross or net proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

•	the dates or periods during which the Subscription Receipts may be converted or exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically converted or exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon conversion or exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	material Canadian and United States income tax consequences of owning or converting or exchanging the Subscription Receipts; and

•	any other material terms and conditions of the Subscription Receipts and the Securities to be issued upon the exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the Securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends or the right to vote such underlying securities.

Description of Debt Securities

We may issue Debt Securities in one or more series under an indenture (the “Indenture”), to be entered into among the Company and a trustee. The Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities. If Debt Securities are issued, we will describe in the applicable Prospectus Supplement the particular material terms and provisions of any series of the Debt Securities and a description of how the general material terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Debt Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update and supersede the following information. Prospective investors also should refer to the Indenture for a complete description of all terms relating to the Debt Securities. We will file as exhibits to the Registration Statement, of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities that we are offering before the issuance of such Debt Securities. We will also file the final Indenture for any offering of Debt Securities on SEDAR.

We may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture will not limit the aggregate principal amount of Debt Securities that we may issue under the Indenture and will not limit the amount of other indebtedness that we may incur. The Indenture will provide that we may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit us to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

The applicable Prospectus Supplement for any series of Debt Securities that we offer will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

•	the title of the Debt Securities;

•

any limit on the aggregate principal amount of the Debt Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Debt Securities from time to time;

•	whether the payment of principal, interest and premium, if any, on the Debt Securities will be our senior, senior subordinated or subordinated obligations;

•	whether payment of principal, interest and premium, if any, on the Debt Securities will be secured by certain assets of the Company and any applicable guarantors;

•	whether payment of the Debt Securities will be guaranteed by any other person;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Debt Securities of the series is payable;

•

the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, whether such interest shall be payable in cash or additional Securities of the same series or shall accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest shall accrue, or the method by which such date or dates shall be determined;

•	the place or places we will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

•

whether and under what circumstances we will be required to pay any additional amounts for withholding or deduction for taxes with respect to the Debt Securities, and whether and on what terms we will have the option to redeem the Debt Securities rather than pay the additional amounts;

•

whether we will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

•	whether we may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

•

the denominations in which we will issue any registered Debt Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

•	whether we will make payments on the Debt Securities in a currency other than U.S. dollars;

•	whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

•	whether we will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

•	whether we will issue the Debt Securities as unregistered securities, registered securities or both;

•	any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

•	the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

•	whether the holders of any series of Debt Securities have special rights if specified events occur;

•	the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

•	provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require us to repurchase the Debt Securities and there will be no increase in the interest rate if we become involved in a highly leveraged transaction or if we have a change of control.

We may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and may offer and sell the Debt Securities at a discount below their stated principal amount. We may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, we will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Guarantees

Our payment obligations under any series of Debt Securities may be guaranteed by certain of our direct or indirect subsidiaries. In order to comply with certain registration statement form requirements under U.S. law, these guarantees may in turn be guaranteed by the Company. The terms of such guarantees will be set forth in the applicable Prospectus Supplement.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable Prospectus Supplement, and except to the extent prescribed by law, each series of Debt Securities shall be senior, unsubordinated and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other senior, unsubordinated and unsecured obligations of the Company.

Our Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior, senior subordinated or will be subordinated to the prior payment of the Company’s other liabilities and obligations, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

The Depositary and Book-Entry

Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

Discontinuance of Depositary’s Services

If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company’s sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $2,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities in definitive form will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

We shall not be required to:

•

issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

•

register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

•

exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

•

issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Provision of Financial Information

The Company will file with the Trustee within 15 days after the Company files the same with the SEC, (i) copies of the annual reports containing audited financial statements and copies of quarterly reports containing unaudited financial statements and (ii) copies of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may from time to time by rules and regulations prescribe) which the Company may be required to file with or furnish to the SEC pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

In the event that the Company is not required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, it will continue to file with the SEC and provide the Trustee:

•

within 140 days after the end of each fiscal year, annual reports on Form 20-F, 40-F or Form 10-K, as applicable (or any successor form), containing audited financial statements and the other financial information required to be contained therein (or required in such successor form); and

•

within 60 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 6-K or Form 10-Q (or any successor form), containing unaudited financial statements and the other financial information which, regardless of applicable requirements shall, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not the Company has any of its securities so listed.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

•	the Company fails to pay principal of, or any premium on any Debt Security of that series when it is due and payable;

•	the Company fails to pay interest payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

•	the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

•

the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

•	certain events involving the Company’s bankruptcy, insolvency or reorganization; and

•	any other event of default provided for in that series of Debt Securities.

A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

If an event of default for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

•	the entire principal and interest of the Debt Securities of the series; or

•	if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

•	the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

•

the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

•

the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

When the Company uses the term “defeasance”, it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

•	the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

•	the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

To exercise the defeasance option, the Company must deliver to the trustees:

•

an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

•

an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

•	a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

•

no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

•	the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

•	other customary conditions precedent are satisfied.

Modification and Waiver

Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

•	change the stated maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

•	reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any additional amounts;

•	reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

•	change the place or currency of any payment;

•	affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

•	impair the right of the holders to institute a suit to enforce their rights to payment;

•	adversely affect any conversion or exchange right related to a series of Debt Securities;

•	reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

•	reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

•	evidence its successor under the Indenture;

•	add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

•	add events of default;

•

provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

•	establish the forms of the Debt Securities;

•	appoint a successor trustee under the Indenture;

•	add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

•

cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any; or

•

change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation’s creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Jurisdiction and Service

Under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Offered Debt Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Units

We may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above and may not be subject to or contain any or all of the terms described above.

RISK FACTORS

Before making an investment decision to purchase any Securities, investors should carefully consider the information described in this Prospectus and the documents incorporated or deemed incorporated by reference herein, including the applicable Prospectus Supplement. There are certain risks inherent in an investment in the Securities, including the factors described in the 2018 AIF, in the 2018 MD&A and any other risk factors described herein or in a document incorporated or deemed incorporated by reference herein, which investors should carefully consider before investing. Additional risk factors relating to a specific offering of Securities will be described in the applicable Prospectus Supplement. Some of the factors described herein, in the documents incorporated or deemed incorporated by reference herein, and/or the applicable Prospectus Supplement are interrelated and, consequently, investors should treat such risk factors as a whole. If any of the adverse effects set out in the risk factors described herein, in the 2018 AIF, in the 2018 MD&A, in another document incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement occur, it could have a material adverse effect on the business, financial condition and results of operations of the Company. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company’s business, financial condition and results of operations. The Company cannot assure you that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, in the 2018 AIF, in the 2018 MD&A, in the other documents incorporated or deemed incorporated by reference herein or in the applicable Prospectus Supplement or other unforeseen risks.

Risks relating to our Business

Our business is reliant on the good standing of our licenses.

Our ability to continue our business of growth, storage and distribution of cannabis is dependent on the good standing of all of our licenses, authorizations and permits and adherence to all regulatory requirements related to such activities. Any failure to comply with the terms of the licenses, or to migrate or renew the licenses after their expiry dates, would have a material adverse impact on our financial condition and operations of the business. Although we believe that we will meet the requirements of the Cannabis Act for migration and future extensions or renewals of the licenses, there can be no assurance that Health Canada will migrate, extend or renew the licenses, or if extended or renewed, that they will be extended or renewed on the same or similar terms. Should Health Canada or the Canada Revenue Agency not extend or renew the licenses or should they renew the licenses on different terms, our business, financial condition and operating results would be materially adversely affected.

We compete for market share with a number of competitors and expect even more competitors to enter our market, and many of our current and future competitors may have longer operating histories, more financial resources and lower costs than us.

We expect significant competition from other companies in light of the recent coming into force of the Cannabis Act. A large number of companies appear to be applying for cultivation, processing and sale licenses, some of which may have significantly greater financial, technical, marketing and other resources than us, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. Our future success depends upon our ability to achieve competitive per unit costs through increased production and on our ability to recognize higher margins through the sale of higher margin products. To the extent that we are not able to produce our products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products, our business, financial conditions and operations could be materially and adversely affected.

Should the size of the cannabis market increase as projected the overall demand for products and number of competitors will increase as well, and in order for us to be competitive we will need to invest significantly in research and development, market development, marketing, production expansion, new client identification, distribution channels and client support. If we are not successful in obtaining sufficient resources to invest in these areas, our ability to compete in the market may be adversely affected, which could materially and adversely affect our business, financial conditions and operations.

Change in the laws, regulations and guidelines that impact our business may cause adverse effects on our operations.

Our business is subject to a variety of laws, regulations and guidelines relating to the marketing, acquisition, manufacture, management, transportation, storage, sale, labeling and disposal of cannabis as well as laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Changes to such laws, regulations and guidelines may cause adverse effects on our operations.

The Cannabis Act and its regulations came into force in Canada on October 17, 2018. The legislative framework pertaining to the Canadian non-medical cannabis market is subject to significant provincial and territorial regulation. The legal framework varies across provinces and territories and results in an asymmetric regulatory and market environment, different competitive pressures and significant additional compliance and other costs and/or limitations on our ability to participate in such market.

We operate in a highly regulated business and any failure or significant delay in obtaining regulatory approvals could adversely affect our ability to conduct our business.

Achievement of our business objectives are contingent, in part, upon compliance with the regulatory requirements, including those imposed by Health Canada, enacted by applicable government authorities and obtaining all regulatory approvals, where necessary, for the sale of our products. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by government authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on our business, results of operation and financial condition.

We have a limited operating history and there is no assurance we will be able to achieve or maintain profitability.

Aurora Marijuana Inc., prior to the completion of the reverse takeover of Prescient Mining Corp. on December 9, 2014, was the entity in which our business was organized, was incorporated in 2013, and our business began operations in 2015, and started generating revenues from the sale of medical cannabis in January 2016. We are subject to all of the business risks and uncertainties associated with any early-stage enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, and lack of revenues.

We have incurred operating losses in recent periods. We may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, we expect to continue to increase operating expenses as we implement initiatives to grow our business. If our revenues do not increase to offset these expected increases in costs and operating expenses, we will not be profitable. There is no assurance that we will be successful in achieving a return on shareholders’ investments and the likelihood of success must be considered in light of the early stage of our operations.

The cannabis business may be subject to unfavorable publicity or consumer perception.

The success of the cannabis industry may be significantly influenced by the public’s perception of cannabis. Cannabis is a controversial topic, and there is no guarantee that future scientific research, publicity, regulations, medical opinion and public opinion relating to cannabis will be favorable. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the cannabis market or any particular product, or consistent with earlier publicity. Future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, financial condition, results of operations and prospects. Our dependence upon consumer perceptions means that adverse scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity, whether or not accurate or with merit, could have a material adverse effect on us, the demand for products, and our business, financial condition, results of operations and prospects. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of cannabis in general, or our products specifically, or associating the consumption of cannabis with illness or other negative effects or events, could have such a material adverse effect on us. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers’ failure to consume such products legally, appropriately or as directed.

We may not be able to realize our growth targets.

Our ability to continue the production of cannabis products at the same pace as we are currently producing or at all, and our ability to continue to increase both our production capacity and our production, may be affected by a number of factors, including plant design errors, non-performance by third party contractors, increases in materials or labor costs, construction performance falling below expected levels of output or efficiency, environmental pollution, contractor or operator errors, breakdowns, aging or failure of equipment or processes, labor disputes, as well as factors specifically related to indoor agricultural and processing practices, such as reliance on provision of energy and utilities to the facility, and potential impacts of major incidents or catastrophic events on the facility, such as fires, explosions, earthquakes or storms.

Our continued growth may require additional financing, which may not be available on acceptable terms or at all.

Our continued development may require additional financing. The failure to raise such capital could result in the delay or indefinite postponement of our current business strategy or our ceasing to carry on business. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be available on favorable terms. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution. In addition, from time to time, we may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may increase our debt levels above industry standards or our ability to service such debt. Any debt financing obtained in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which could make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. Debt financings may contain provisions, which, if breached, entitle lenders to accelerate repayment of debt and there is no assurance that we would be able to repay such debt in such an event or prevent the enforcement of security, if any, granted pursuant to such debt financing.

We may be subject to uninsured or uninsurable risks.

We may be subject to liability for risks against which we cannot insure or against which we may elect not to insure due to the high cost of insurance premiums or other factors. The payment of any such liabilities would reduce the funds available for our normal business activities. Payment of liabilities for which we do not carry insurance may have a material adverse effect on our financial position and operations.

Our success will depend on attracting and retaining key personnel.

Our success will depend on our directors’ and officers’ ability to develop and execute on our business strategies and manage our ongoing operations, and on our ability to attract and retain key personnel. As the Cannabis Act requires us to retain certain prescribed personnel that can obtain security clearance, the loss of any such key personnel, their failure to maintain security clearance or our inability to find and retain new key persons could have a material adverse effect on our business. Competition for qualified technical, sales and marketing staff, as well as officers and directors can be intense, and no assurance can be provided that the Company will be able to attract or retain key personnel in the future, which may adversely impact the Company’s operations.

We have expanded and intend to further expand our business and operations into jurisdictions outside of Canada, and there are risks associated with doing so.

We intend to continue to expand our operations and business into jurisdictions outside of Canada. There can be no assurance that any market for our products will develop in any such foreign jurisdiction. We may face new or unexpected risks or significantly increase our exposure to one or more existing risk factors, including economic instability, changes in laws and regulations and the effects of additional competition. These factors may limit our capability to successfully expand our operations and may have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with the Corruption of Foreign Public Officials Act (Canada) (“CFPOA”) and the United States Foreign Corrupt Practices (“FCPA”), as well as the other anti-bribery laws of the other nations in which we conduct business, could subject us to penalties and other adverse consequences.

We are subject to the CFPOA and the FCPA, which generally prohibit companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The CFPOA and the FCPA also require companies to maintain accurate books and records and internal controls, including at foreign controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the CFPOA and FCPA (e.g. the Organization for Economic Co-operation and Development Anti-Bribery Convention). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the CFPOA, the FCPA or other anti-bribery laws to which we may be subject for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Third parties with whom we do business may perceive themselves as being exposed to reputational risk by virtue of their relationship with us and may ultimately elect not to do business with us.

The parties with which we do business may perceive that they are exposed to reputational risk as a result of our cannabis business activities. Failure to establish or maintain business relationships could have a material adverse effect on us.

We may enter into strategic alliances or expand the scope of currently existing relationships with third parties that we believe compliment or augment our business, financial condition and results of operation and there are risks associated with such activities.

We have entered into, and may in the future enter into, strategic alliances with third parties that we believe will complement or augment our existing business. Our ability to complete strategic alliances is dependent upon, and may be limited by, the availability of suitable candidates and capital. In addition, strategic alliances could present unforeseen regulatory issues, integration obstacles or costs, may not enhance our business, and may involve risks that could adversely affect us, including significant amounts of management time that may be diverted from operations in order to pursue and complete such transactions or maintain such strategic alliances. Future strategic alliances could result in the incurrence of additional debt, costs and contingent liabilities, and there can be no assurance that future strategic alliances will achieve, or that our existing strategic alliances will continue to achieve, the expected benefits to our business or that we will be able to consummate future strategic alliances on satisfactory terms, or at all. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to product liability claims.

As a manufacturer and distributor of products designed to be inhaled and ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that the products produced by us caused or contributed to injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us could result in increased costs, could adversely affect our reputation and goodwill with our customers and consumers generally, and could have a material adverse effect on our business, financial condition and results of operations. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of products.

Our cannabis products may be subject to recalls for a variety of reasons.

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by us are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing finished products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits, whether frivolous or otherwise. Additionally, if any of the products produced by us were subject to recall, the reputation and goodwill of that product and/or us could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our business, financial condition and results of operations. Additionally, product recalls may lead to increased scrutiny of our operations by Health Canada or other regulatory agencies, requiring further management attention, increased compliance costs and potential legal fees, fines, penalties and other expenses. Furthermore, any product recall affecting the cannabis industry more broadly could lead consumers to lose confidence in the safety and security of the products sold by holders of licenses under the Cannabis Act generally, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully develop new products or find a market for their sale.

The medical and non-medical cannabis industries are in their early stages of development and it is likely that we, and our competitors, will seek to introduce new products in the future. In attempting to keep pace with any new market developments, we may need to expend significant amounts of capital in order to successfully develop and generate revenues from new products introduced by us. As well, we may be required to obtain additional regulatory approvals from Health Canada and any other applicable regulatory authorities, which may take significant amounts of time and entail significant costs. We may not be successful in developing effective and safe new products, bringing such products to market in time to be effectively commercialized, or obtaining any required regulatory approvals, which, together with any capital expenditures made in the course of such product development and regulatory approval processes, may have a material adverse effect on our business, financial condition and results of operations.

Certain of our directors and officers may have conflicts of interests due to other business relationships.

Certain of our directors and officers are also directors and officers of other companies. Situations may arise in connection with potential acquisitions or opportunities where the other interests of these directors and officers conflict with or diverge from our interests. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

We may become party to litigation, mediation and/or arbitration from time to time.

We may become party to regulatory proceedings, litigation, mediation and/or arbitration from time to time in the ordinary course of business which could adversely affect our business. Monitoring and defending against legal actions, whether or not meritorious, can be time-consuming, divert management’s attention and resources and cause us to incur significant expenses. In addition, legal fees and costs incurred in connection with such activities may be significant and we could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. While we have insurance that may cover the costs and awards of certain types of litigation, the amount of insurance may not be sufficient to cover any costs or awards. Substantial litigation costs or an adverse result in any litigation may adversely impact our business, operating results or financial condition.

Our business is subject to the risks inherent in agricultural operations.

Since our business revolves mainly around the growth and processing of cannabis, an agricultural product, the risks inherent with agricultural businesses apply to our business. Such risks may include disease and insect pests, among others. Although we currently grow and expect to grow the significant majority of our product in climate controlled, monitored, indoor locations, there is no guarantee that changes in outside weather and climate will not adversely affect production. Further, any rise in energy costs may have a material adverse effect on our ability to produce cannabis.

The price of production of cannabis will vary based on a number of factors outside of our control.

Our revenues are in a large part derived from the production, sale and distribution of cannabis. The price of production, sale and distribution of cannabis is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other utilities. Our cannabis growing operations consume considerable energy, making us vulnerable to rising energy costs. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact our financial condition and operating results. Any inability to secure required supplies and services or to do so on appropriate terms could have a materially adverse impact on our business, financial condition, results of operations and prospects. This includes any change in the price of adult use products set by the applicable province or territory.

Any prolonged disruption in courier service used to distribute our product could impact our business and ability to operate profitably.

We depend on fast, cost-effective and efficient courier services to distribute our product to both wholesale and retail customers. Any prolonged disruption of this courier service could have an adverse effect on our financial condition and results of operations. Rising costs associated with the courier service we use to ship our products may also adversely impact our business and our ability to operate profitably.

Our operations are subject to various environmental and employee health and safety regulations.

Our operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. We incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to obtain an environmental compliance approval under applicable regulations or otherwise comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or in restrictions on our manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property.

Our success depends in part on our ability to protect our ideas and technology. Even if we move to protect our technology with trademarks, patents, copyrights or by other means, we are not assured that competitors will not develop similar technology, business methods or that we will be able to exercise our legal rights. Other countries may not protect intellectual property rights to the same standards as does Canada. Actions taken to protect or preserve intellectual property rights may require significant financial and other resources such that said actions have a meaningfully impact our ability to successfully grow our business.

Our business may be affected by political and economic instability.

We may be affected by possible political or economic instability. The risks include, but are not limited to, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Changes in medicine and agricultural development or investment policies or shifts in political attitude in certain countries may adversely affect our business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, distribution, price controls, export controls, income taxes, expropriation of property, maintenance of assets, environmental legislation, land use, land claims of local people and water use. The effect of these factors cannot be accurately predicted.

Our expansion efforts may not be successful.

There is no guarantee that our intentions to acquire and/or construct additional cannabis production and manufacturing facilities in Canada and in other jurisdictions with legal cannabis markets, and to expand our marketing and sales initiatives will be successful. Any such activities will require, among other things, various regulatory approvals, licenses and permits (such as additional licenses from Health Canada under the Cannabis Act, as applicable) and there is no guarantee that all required approvals, licenses and permits will be obtained in a timely fashion or at all. There is also no guarantee that we will be able to complete any of the foregoing activities as anticipated or at all. Our failure to successfully execute our expansion strategy (including receiving required regulatory approvals and permits) could adversely affect our business, financial condition and results of operations and may result in our failing to meet anticipated or future demand for our cannabis-based pharmaceutical products, when and if it arises.

In addition, the construction of Aurora Sky, Aurora Sun and Aurora Nordic II are subject to various potential problems and uncertainties, and may be delayed or adversely affected by a number of factors beyond our control, including the failure to obtain regulatory approvals, permits, delays in the delivery or installation of equipment by our suppliers, difficulties in integrating new equipment with its existing facilities, shortages in materials or labor, defects in design or construction, diversion of management resources, or insufficient funding or other resource constraints. Moreover, actual costs for construction may exceed our budgets. As a result of construction delays, cost overruns, changes in market circumstances or other factors, we may not be able to achieve the intended economic benefits from the construction of the new facilities, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

We may not be able to successfully identify and execute future acquisitions or dispositions, or to successfully manage the impacts of such transactions on our operations.

Over the past 24 months, we have completed a number of significant acquisitions, including our acquisitions of MedReleaf and CanniMed. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) potential disruption of our ongoing business; (ii) distraction of management; (iii) we may become more financially leveraged; (iv) the anticipated benefits and cost savings of those transactions may not be realized fully or at all or may take longer to realize than expected; (v) increasing the scope and complexity of our operations, and (vi) loss or reduction of control over certain of the our assets.

The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our results of operations, business prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

We may experience breaches of security at our facilities or in respect of electronic documents and data storage and may face risks related to breaches of applicable privacy laws.

Given the nature of our product and its lack of legal availability outside of channels approved by the Government of Canada, as well as the concentration of inventory in our facilities, despite meeting or exceeding Health Canada’s security requirements, there remains a risk of shrinkage as well as theft. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and are responsible for protecting that information from privacy breaches. A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly patient lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

Furthermore, there are a number of federal and provincial laws protecting the confidentiality of certain patient health information, including patient records, and restricting the use and disclosure of that protected information. In particular, the privacy rules under PIPEDA, protect medical records and other personal health information by limiting their use and disclosure of health information to the minimum level reasonably necessary to accomplish the intended purpose. If we were found to be in violation of the privacy or security rules under PIPEDA or other laws protecting the confidentiality of patient health information, we could be subject to sanctions and civil or criminal penalties, which could increase our liabilities, harm our reputation and have a material adverse effect on our business, results of operations and financial condition.

We may be subject to risks related to our information technology systems, including cyber-attacks.

We have entered into agreements with third parties for hardware, software, telecommunications and other IT services in connection with its operations. Our operations depend, in part, on how well we and our suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including, but not limited to, cable cuts, damage to physical plants, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

We have not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that we will not incur such losses in the future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access is a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

As a holding company, Aurora Cannabis Inc. is dependent on its operating subsidiaries to pay dividends and other obligations.

Aurora Cannabis Inc. is a holding company and essentially all of its operating assets are the capital stock of its subsidiaries and its business is conducted through subsidiaries which are separate legal entities. Consequently, our cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of our subsidiaries and the distribution of those earnings to us. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations which require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us.

The integration of MedReleaf may not occur as planned and synergy targets may not be achieved.

It is expected that the acquisition of MedReleaf will result in enhanced production capacity, increased earnings and cost savings by taking advantage of operating and other synergies to be realized from our consolidation with MedReleaf and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether MedReleaf and our operations can be integrated in an efficient and effective manner. The integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of operations acquired from us from the acquisition of MedReleaf could be adversely affected if the combined company cannot retain key employees to assist in the integration and operation of us and MedReleaf. As a result of these factors, it is possible that the cost reductions and synergies expected from our combination with MedReleaf will not be realized.

Risks Related to our Common Shares

The price of our common shares historically has been volatile. This volatility may affect the price at which you could sell our common shares and the sale of substantial amounts of our common shares could adversely affect the price of our common shares and the value of your notes.

The market price for our common shares on the TSX has varied between a high of $16.24 on October 16, 2018 and a low of $5.29 on August 14, 2018 in the twelve-month period ending on May 9, 2019, and on the NYSE has varied between a high of US$10.32 on March 19, 2019 and a low of US$4.58 on December 24, 2018, during the period since the commencement of trading on the NYSE on October 23, 2018. This volatility may affect the price at which you could sell our common shares, and the sale of substantial amounts of our common shares could adversely affect the price of our common shares. Our share price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the other factors discussed in “Risks Related to our Business;” variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

We may not pay dividends in the future.

We have not paid dividends in the past and do not anticipate paying dividends in the near future. We expect to retain our earnings to finance further growth and, when appropriate, retire debt. Any decision to pay dividends on our common shares in the future will be at the discretion of our board of directors (the “Board”) and will depend on, among other things, our results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the Board may deem relevant. As a result, investors may not receive any return on an investment in our common shares unless they are able to sell their shares for a price greater than that which such investors paid for them.

Future sales or issuances of equity securities could decrease the value of our common shares, dilute investors’ voting power and reduce our earnings per share.

We may sell additional equity securities in subsequent offerings (including through the sale of securities convertible into equity securities and may issue equity securities in acquisitions, such as our proposed acquisitions of Farmacias). We cannot predict the size of future issuances of equity securities or the size and terms of future issuances of debt instruments or other securities convertible into equity securities or the effect, if any, that future issuances and sales of our securities will have on the market price of our common shares.

Additional issuances of our securities may involve the issuance of a significant number of common shares at prices less than the current market price for the common shares. Issuances of substantial numbers of common shares, or the perception that such issuances could occur, may adversely affect prevailing market prices of our common shares. Any transaction involving the issuance of previously authorized but unissued common shares, or securities convertible into common shares, would result in dilution, possibly substantial, to security holders.

Sales of substantial amounts of our securities by us or our existing shareholders, or the availability of such securities for sale, could adversely affect the prevailing market prices for our securities and dilute investors’ earnings per share. Exercises of presently outstanding share options or warrants may also result in dilution to security holders. A decline in the market prices of our securities could impair our ability to raise additional capital through the sale of securities should we desire to do so.

As of May 9, 2019, we had outstanding approximately 1,016,851,364 common shares and securities exercisable for and convertible into approximately 159,280,191 common shares (of which approximately 103,905,020 were exercisable as of that date). The sale or the availability for sale of a large number of our common shares in the public market could cause the price of our common shares to decline.

The regulated nature of our business may impede or discourage a takeover, which could reduce the market price of our common shares and the value of your notes.

We require and hold various government licenses to operate our business, which would not necessarily continue to apply to an acquiror of our business following a change of control. These licensing requirements could impede a merger, amalgamation, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common shares, which, under certain circumstances, could reduce the market price of our common shares.

There is no assurance we will continue to meet the listing standards of the NYSE and the TSX.

We must meet continuing listing standards to maintain the listing of our common shares on the NYSE and the TSX. If we fail to comply with listing standards and the NYSE and/or the TSX delists our common shares, we and our shareholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common shares;

•	reduced liquidity for our common shares;

•

a determination that our common shares are “penny stock,” which would require brokers trading in our common shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our common shares;

•	a limited amount of news about us and analyst coverage of us; and

•	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

Risks Related to Future Offerings

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units.

There is no existing trading market for the Warrants, Subscription Receipts, Debt Securities or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those Securities, or that a purchaser will be able to sell any of those Securities at a particular time (if at all). We may not list the Warrants, Subscription Receipts, Debt Securities or Units on any Canadian or U.S. securities exchange.

Future Sales May Affect the Market Price of the Company Shares.

In order to finance future operations, we may determine to raise funds through the issuance of additional Common Shares or the issuance of debt instruments or other securities convertible into Common Shares. We cannot predict the size of future issuances of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares or the dilutive effect, if any, that future issuances and sales of our securities will have on the market price of our Common Shares. These sales may have an adverse impact on the market price of our Common Shares.

Our management will have substantial discretion concerning the use of proceeds.

Our management will have substantial discretion concerning the use of proceeds of an offering under any Prospectus Supplement as well as the timing of the expenditure of the proceeds thereof. As a result, investors will be relying on the judgment of management as to the specific application of the proceeds of any offering of Securities under any Prospectus Supplement. Management may use the net proceeds of any offering of Securities under any Prospectus Supplement in ways that an investor may not consider desirable. The results and effectiveness of the application of the net proceeds are uncertain.

The Company is a Canadian company and shareholder protections differ from shareholder protections in the United States and elsewhere.

We are organized and exist under the laws of British Columbia, Canada and, accordingly, are governed by the BCBCA. The BCBCA differs in certain material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and similar arrangements, takeovers, shareholders’ suits, indemnification of directors and inspection of corporation records.

The Company is a foreign private issuer within the meaning of the rules under the Exchange Act, and as such is exempt from certain provisions applicable to United States domestic public companies.

Because we are a “foreign private issuer” under the U.S. Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the U.S. Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•	the sections of the U.S. Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the U.S. Exchange Act;

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the sections of the U.S. Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 40-F with the United States Securities and Exchange Commission within three months of the end of each fiscal year. We do not intend to voluntarily file annual reports on Form 10-K and quarterly reports on Form 10-Q in lieu of Form 40-F requirements. For so long as we choose to only comply with foreign private issuer requirements, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information which would be made available to you if you were investing in a U.S. domestic issuer.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or other special terms.

LEGAL MATTERS

Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by (i) McMillan LLP, Vancouver, B.C., with respect to matters of Canadian law, and (ii) Jenner  & Block LLP with respect to matters of United States law.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its office in Canton, Massachusetts.

INTEREST OF EXPERTS

The following are the names of each person or company who has prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the person or company:

•	McMillan LLP, as the Company’s counsel with respect to Canadian legal matters;

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MNP LLP, Chartered Professional Accountants, as the former external auditor of the Company who reported on the Company’s audited financial statements for the years ended June 30, 2018 and 2017, as filed on SEDAR and incorporated into this Prospectus by reference;

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Deloitte LLP, Chartered Professional Accountants, Licensed Professional Accountants, as the external auditor of CanniMed who reported on CanniMed’s audited financial statements for the years ended October 31, 2017 and 2016, included in our business acquisition report dated April 30, 2018 which is incorporated into this Prospectus by reference;

•

KPMG LLP, Chartered Professional Accountants, as the external auditor of MedReleaf who reported on MedReleaf’s audited financial statements for the years ended March 31, 2018 and 2017, incorporated by reference in our business acquisition report dated September 17, 2018 which is incorporated into this Prospectus by reference.

Each of KPMG LLP are the auditors of the Company and were, prior to the acquisition of MedReleaf, the auditors of MedReleaf, and MNP LLP was the former auditor of the Company. Each of KPMG and MNP have confirmed with respect to the Company, that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. Deloitte LLP was the independent auditor of CanniMed for the year ended October 31, 2017, and as of January 29, 2018 and throughout the period covered by the consolidated financial statements of CanniMed on which they reported, Deloitte LLP was independent with respect to CanniMed within the meaning of the rules of professional conduct of the Chartered Professional Accountants of Saskatchewan.

As of the date hereof, the partners and associates of McMillan LLP, as a group, beneficially own less than 1% of the outstanding Common Shares of the Company.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act relating to the offering of the Securities. The Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement or the accompanying exhibits and schedules, as certain items included in the Registration Statement that are not included in the Prospectus are included in the Registration Statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in the Prospectus, we refer you to the Registration Statement and the accompanying exhibits and schedules. Statements contained in the Prospectus regarding the contents of any contract, agreement or any other document are summaries of the material terms of these contracts, agreements or other documents. With respect to each of these contracts, agreements or other documents filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved. Such contracts, agreements, or other documents are or will also be filed by the Company on SEDAR at www.sedar.com in accordance with applicable Canadian securities laws.

We are subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, we are required to publicly file reports and other information with the SEC. Under the MJDS, the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

We file annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

•	the annual information form;

•	management’s annual discussion and analysis of financial condition and results of operations;

•	consolidated audited financial statements, which are prepared in accordance with IFRS, as issued by the IASB; and

•	other information specified by the Form 40-F.

As a foreign private issuer, we are required to furnish the following types of information to the SEC under cover of Form 6-K:

•	material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

•	material information that the Company files with, and which is made public by, the TSX and NYSE; and

•	material information that the Company distributes to its shareholders in Canada.

Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this Prospectus forms a part:

(i)	the documents set out under the heading “Documents Incorporated by Reference”;

(ii)	the consents of the Company’s auditor and legal counsel;

(iii)	the powers of attorney from the directors and certain officers of the Company; and

(iv)	the form of Indenture.

A copy of the form of any warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with or furnished to the SEC under the U.S. Exchange Act.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

The Company is a corporation existing under the Business Corporations Act (British Columbia). All of our directors and officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a majority of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

We have been advised by our Canadian legal counsel, McMillan LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by McMillan LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

We have filed with the SEC, concurrently with our Registration Statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Service Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under the Prospectus.